As filed with the Securities and Exchange Commission on xxxx
                            Registration No. xxxx


               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                    FORM S-1

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

--------------------------------------------------------------------------------

                              SIGNAL ADVANCE, INC.
            (Exact name of registrant as specified in its charter)

--------------------------------------------------------------------------------
        Texas                        8731                   76-0373052
(State or jurisdiction        (Primary Standard          (I.R.S. Employer
  of Incorporation or     Industrial Classification     Identification No.)
     organization)               Code Number)

                             2520 County Road 81
                            Rosharon, Texas 77583
                               (713) 510-7445

  (Address, including zip code, and telephone number, including area code, of the registrant's principal executive offices)

--------------------------------------------------------------------------------

                                 Chris Hymel
                                  President
                             Signal Advance, Inc.
                             2520 County Road 81
                            Rosharon, Texas 77583
                               (713) 510-7445

          (Name, address, including zip code, and telephone number, including area code, of agent for service)

--------------------------------------------------------------------------------
                                   Copy to:

                       Law Offices of Richard C. Seltzer
                                Attorney at Law
                            2211 Norfolk, Suite 400
                             Houston, Texas  77098
                                 (713)522-7333


       Approximate date of commencement of proposed sale to the public:
    From time to time after this Registration Statement becomes effective.

--------------------------------------------------------------------------------

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.[X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of 'large accelerated filer,' 'accelerated filer,' and 'smaller reporting company' in Rule 12b-2 of the Exchange Act:

 Large accelerated Filer [ ]                      Accelerated Filer         [ ]
 Non-accelerated Filer   [ ]                      Smaller reporting company [X]
  (Do not check if a smaller reporting company)

--------------------------------------------------------------------------------
                         CALCULATION OF REGISTRATION FEE
================================================================================
Title of Each   Amount to be  Proposed Maximum  Proposed Maximum    Amount of
Class of        Registered    Offering Price    Aggregate Offering  Registration
Securities to   (1)           Per Share(1)      Price(2)            Fee(2)
be Registered
--------------------------------------------------------------------------------
Common Stock    1,638,544        $2.00            $3,277,088          $446.99
--------------------------------------------------------------------------------
Total                                             $3,277,088          $446.99
--------------------------------------------------------------------------------
(1) This is an initial offering and no current trading market exists for the company's common stock.
(2) The registrant has valued the common stock in good faith and for purposes of calculating the registration fee pursuant to Rule 457.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.

All dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part 1 - Information Required in Prospectus

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SHAREHOLDERS NAMED IN THIS PROSPECTUS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND NEITHER WE NOR THE SELLING SHAREHOLDERS NAMED IN THIS PROSPECTUS ARE SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

--------------------------------------------------------------------------------

                            SIGNAL ADVANCE, INC.

--------------------------------------------------------------------------------

                     1,638,544 Shares of Common Stock
                              $2.00 per Share

This prospectus relates to the offering and resale by the selling shareholders identified herein of up to 1,638,544 shares of common stock, no par value. These shares were privately issued to the selling shareholders in connection with private placements or privately negotiated transactions. The company will not receive any proceeds from the sale of these shares by the selling shareholders. The selling shareholders may sell the shares as set forth herein under 'Plan of Distribution.'

Signal Advance, Inc. qualifies as an Emerging Growth Company. There is not currently, and there has never been, any market for any of the company's securities. The securities are not currently eligible for trading on any national securities exchange, NASDAQ or any over-the-counter markets, including the OTC Bulletin Board, and the company cannot assure you that they will become eligible. In connection with this offering, the Company has arranged for a registered broker-dealer to apply to have our common stock quoted on the OTC Bulletin Board. Until such time as our common stock is quoted on the OTC Bulletin Board or another public trading market otherwise develops, the selling shareholders identified herein may only sell their shares of our common stock pursuant to this prospectus at a fixed price of $2.00. At, and after, such time, the selling shareholders may sell all or a portion of their shares through public or private transactions at prevailing market prices or at privately negotiated prices.
--------------------------------------------------------------------------------

Investing in our common stock involves a high degree of risk.
See 'Risk Factors' beginning on page 10.

--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

The date of this prospectus is ____________, 2013 (subject to completion).
================================================================================

Table of Contents

SUMMARY INFORMATION AND RISK FACTORS (Item 3)...............................5

    Prospectus Summary......................................................5
    Risk Factors...........................................................11

USE OF PROCEEDS (Item 4)...................................................21

DETERMINATION OF OFFERING PRICE (Item 5)...................................21

DILUTION (Item 6)..........................................................21

SELLING SECURITY HOLDERS (Item 7)..........................................21

PLAN OF DISTRIBUTION (Item 8)..............................................25

DESCRIPTION OF SECURITIES TO BE REGISTERED (Item 9)........................27

INTERESTS OF NAMED EXPERTS AND COUNSEL (Item 10)...........................29

INFORMATION WITH RESPECT TO REGISTRANT (Item 11)...........................30

    Description of Business (Item 11a).....................................30
    Description of Property (Item 11b).....................................42
    Legal Proceedings (Item 11c)...........................................42
    Market price of and dividends on the registrant's common equity and related shareholder matters (Item 11d).........................42
    Financial Statements (Item 11e)........................................43
    Selected Financial Data (Item 11f).....................................70
    Supplementary financial information (Item 11g).........................70
    Management's discussion and analysis of financial condition and results of operations (Item 11h)...............................70
    Changes in and disagreements with accountants on accounting and financial disclosure (Item 11i)................................77
    Quantitative and Qualitative disclosures about market risk (Item 11j)..77
    Directors and Executive Officers (Item 11k)............................77
    Executive Compensation and Other Information (Item 11l)................79
    Security Ownership of Certain Beneficial Owners (Item 11m).............81
    Transactions with Related Persons and Corporate Governance (Item 11n)..82

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE (Item 12)................82

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION (Item 13)......................83

INDEMNIFICATION OF OFFICERS AND DIRECTORS (Item 14)........................83

RECENT SALES OF UNREGISTERED SECURITIES (Item 15)..........................84

EXHIBITS AND FINANCIAL STATEMENT SCHEDULES (Item 16).......................85

UNDERTAKINGS (Item 17).....................................................85

SUMMARY INFORMATION AND RISK FACTORS (Item 3)

Prospectus Summary

The following summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all the information that should be considered before investing in our common stock. Before making an investment decision, investors should carefully read the entire prospectus, paying particular attention to the risks referred to under the headings 'Risk Factors' and 'Cautionary Statement Regarding Forward-Looking Statements' as well as our financial statements and the notes to those financial statements. As used in this prospectus, unless the context requires otherwise, the terms 'Company,' 'SAI,' 'SA,' 'we,' 'our,' and 'us' refer to Signal Advance Inc., a Texas corporation formed on June 4, 1992.

OVERVIEW: Signal Advance, Inc. (SAI) has been developing its proprietary Signal Advance Technology (SAT) which may significantly reduce signal detection delays associated with a variety of physical sensors and thereby improve performance in control, intervention, and/or signal transmission systems. The Company has developed and tested SA circuit designs and discrete circuit prototypes for a range of signal characteristics

In order to generate revenue, the Company plans to continue to refine and develop SAT, demonstrate improved performance in targeted applications, pursue related intellectual property protection and begin to commercialize the technology through licensure. SAI requires approximately three million dollars ($3,000,000) over the next 36 months in order to fund its on-going technology development,protection and commercialization - outlined as follows:
                                                                        Years
 - Signal Advance technology R&D, refinement (increase time advance,    (1-3)
       expand range of applications, improve signal fidelity, field harden circuitry)
 - Initiate Sales/Marketing Campaign (Shows, Talks, Articles, etc)      (1-3)
 - Develop application-specific SA circuits/demonstrate performance     (1-3)
 - Microelectronic embodiment (integrated circuits)                     (2-3)
 - Develop/distribute SA technology evaluation kits                     (2-3)
 - Intellectual property protection                                     (1-3)

SAI is in the development stage and has not yet sold any products or licensed its technology. The company is not yet profitable and currently lacks sufficient capital to generate revenue or operate the business in a profitable manner and thus has not generated sufficient revenues to fund planned R&D, marketing and intellectual protection in the near-term. As such, SAI continues to rely upon capital investment to cover the projected costs of executing the Company's business plan and effectively commercialize its proprietary Signal Advance technology.

SAI had operating losses of $180,791 and $184,175 in the years ended December 2012 and 2011, respectively, and $1,087,593 during the interim six month period ended June 30, 2013 ($1,000,000 derives from the acquisition of intellectual property (IP) in exchange for equity). Our monthly expenses (excluding the IP acquisition expense) averaged less than $15,000 per month over the preceding 30 months. Current resources and firm investment commitments are expected to last for six months.

CHALLENGE: In interventional medical devices or non-medical responsive control and signal transmission systems, delays in detection, processing and response to various signals negatively affects overall performance. For certain types of biomedical signals (e.g. heart, brain) the greater the delay in responding to anomalous signals, the more difficult it is to successfully intervene in order to contain or limit a pathological process such as cardiac fibrillation or an epileptic seizure. The earlier the intervention is initiated, the greater the probability of success. In non-medical applications (e.g. industrial process, equipment, engine control, military), control response signal transmission delays impact performance effecting safety, product yield, fuel efficiency and waste/emissions. In military applications, signal detection and response delays affect reaction effectiveness.

SOLUTION: In most electronic circuits, signal output is delayed relative to the input as it traverses the circuitry. When a signal is applied to an SA circuit the output signal is advanced in time relative to the input using the advance portion of the waveform and not depending on the wave velocity form of the signal that are conventionally used, thus the term 'Signal Advance'. In other words, the output signal emerges before the complete detection of the input signal.

The temporal advance achieved using SAT can potentially offset signal detection and processing delays and, thereby, improve response time. Further, we believe that SAT could be implemented in conjunction with other approaches (e.g. faster electronics) to further reduce these response delays to further improve system performance. SAT may also enable the development of novel signal transmission, and control or interventional approaches.

Prototype SAT circuit designs were used to temporally-advance the detection of analog test signals and bioelectric (cardiac) signals in a dissertation study completed by Dr. Hymel (SAI Founder/president) at the University of Texas Health Science Center in the Texas Medical Center, Houston Texas. The study results were later published in a peer-reviewed feature article which appeared in the IEEE Circuits and Systems magazine.

MARKET: SAI identified multiple classes of sensors with signal characteristics which may be suitable for the application of SAT, and thus, a variety of potential licensing targets. The markets/industries include biomedical (e.g. cardiac rhythm management, neurostimulation) and commercial, industrial, communications, transportation and military applications (e.g. process control, signal transmission, engine control, vehicular/flight control, accident avoidance, and weaponry).

In interventional medical devices, SAT could reduce response delays and improve performance. The improved performance translates directly to increased value, providing a significant opportunity for revenue generation. Examples of non-biomedical applications include transportation in which SAT could improve accident avoidance, safety/security, vehicular control, engine performance and vehicular control, and thus improve fuel economy and save lives. In high per-formance aircraft engines, SAT might increase stability, reduce stall margins improve performance and fuel efficiency. Industrial examples include improved compressor performance and increased petrochemical yields. In military applications, SAT could enhance response effectiveness

The addressable markets are estimated to be in the billions of dollars. As with any new or disruptive technology, recognition and acceptance will gain momentum over time.

INTELLECTUAL PROPERTY: The following table lists the patent applications and issued patents:

  Patent Office    Patent/Appl. No.     Status
  -------------    -----------------    ------------------
  United States    8452544              Issued May 2013
  China            ZL 200880015288.2    Issued Oct. 2012
  Europe           EP 08 75 4879.8      Under examination
  Mexico           MX/A/2009/00921      Not yet examined
  India            3465/KOLNP/2009      Not yet examined

Additional patent submissions related to specific applications, SA circuit configurations, and signal processing techniques to improve signal fidelity are being drafted.

IP defense strategy is based on the implementation of application-specific SAT designs, enabling novelty and non-obviousness in patent claims. In addition, the associated analytical methods remaining trade secrets. Potential infringers would have to expend undue time and money to develop such methods to pursue individual applications. This application-specific approach and related trade secrets gives SAI a significant competitive advantage. Each application will likely have its own patent filing and stand independently. Thus, an attack on any one will not affect others. SAI will work with licensees to determine which international patent applications to pursue. Licensees will assume patent costs and be required to participate in the defense of licensed IP.

COMPETITION: Indirect competition exists as in the form of ever faster electronics used to improve signal detection and processing performance. In addition, alternate control strategies, (e.g. predictive feedback and feed-forward) are often used to improve performance but also have significant drawbacks. Faster electronics alone will reduce, but never eliminate, circuit delays. For a number of applications, some of these techniques may be adequate. SAT, used in conjunction with all of these methods, could further improve performance.

While SAI is not aware of any direct competition, accruing Company success will likely precipitate competition as SAT gains recognition and acceptance. This may include potential infringement and legal machinations based on a larger, financially successful firms' capability to engage in lengthy and expensive litigation. Searches and analyses of the patent and scientific literature have not revealed any prior art that would negate the utility and novelty of SAT and no combination of the references seems to render the technology obvious to a person skilled in this area. However, the defensive strategies, outlined above, and constant vigilance are required.

REVENUE GENERATION: While the addressable markets are in the billions, it is expected that many licensees will require exclusivity which would limit SAI to a single license in a given application area. Therefore, SAI will target multiple application areas to generate revenue. Revenue is generated by: 1) licensing intellectual property to product manufacturers, 2) consulting with licensees on implementation of the technology in target applications, and 3) participating in joint ventures.

MARKETING STRATEGY: To gain exposure and acceptance of SAT, the Company will participate in trade shows, present in scientific and technical meetings and publish application-specific articles. SAI's marketing approach includes the following steps:

 1) identify application targets,
 2) develop application-specific SAI circuitry,
 3) demonstrate performance improvement,
 4) protect the intellectual property,
 5) approach target manufacturer(s), and
 6) secure licensing/consulting agreements.

Target application selection is based on:

 1) intervention/control impact,
 2) signal characteristics,
 3) market size,
 4) supplier market share,
 5) competition, and
 6) regulations.

The initial approach is to identify applications and protect IP; then consult with market-specific clients to develop SAT for their specific application and demonstrate improved product performance. Later strategy will shift development costs to the client.

RECENT PROGRESS: The Company has developed proprietary Signal Advance technology which operates on broadband analog signals (over a specified frequency range) with little signal distortion. Prototype SA circuits have been developed for various application-specific signals and a number of SA circuit designs have been tested using a range of analog test signals. The company is located near the Texas Medical Center in Houston and has broad contacts in a number of its research institutions.

SAI has initiated collaborations with private entities and research institutions to protect its intellectual property, further develop/refine SAT and implement in integrated circuitry, protect its intellectual property, and testing for improved performance in biomedical applications by the use of SAT. Although the collaborations terms are not yet established, the company expects to assume the costs to develop/refine SAT and its implementation in micro-electronic, as well as intellectual property protection. Collaborations related to the use of SA technology in specific biomedical applications are likely to be funded through research grants or take the form of joint ventures.

Validations of Signal Advance technology include:

  Scientific: Prototype SA circuit design was tested using a range of simulated test signals as well as bioelectric (cardiac) signals. The results were reviewed and confirmed by University facility (including Ph.D. physicists and engineers). This research and development activity resulted in completion of a successful doctoral dissertation study at the University of Texas Health Science Center at Houston in the Texas Medical Center (2010);

  Technical: A peer-reviewed feature article summarizing the technology, study results, and broad range of potential SAT applications was published in the IEEE Circuits and Systems Magazine in 2011;

BROAD RISKS AFFECTING THE COMPANY: The Company is subject to numerous risks, which are more fully discussed in the section of this prospectus entitled 'Risk Factors'. Some of the more significant risks included the following:

 - The Company is undercapitalized and has limited liquidity.
 - The Company is in the development/early commercialization stage.
 - The technology is novel and thus requires recognition and acceptance in various markets.
 - If the Company does not successfully license its technology, it may never achieve profitability.
 - As a result of the industry competition, the Company may not gain enough market share to be profitable.
 - If the Company fails to protect its proprietary technology, its competitive position may be impaired.
 - There will be a limited trading market for the Company's common stock
 - The market price of our common stock may fluctuate significantly and may decline.

In addition, SAI qualifies as an 'emerging growth company' as defined in
Section 2(a)(19) of the Securities Act of 1933 and, as such, is allowed to provide in this prospectus more limited disclosures than an issuer that would not so qualify. Furthermore, for as long as we remain an emerging growth company, we will qualify for certain limited exceptions from investor protection laws such as the Sarbanes-Oxley Act of 2002 and the Investor Protection and Securities Reform Act of 2010. Please read 'Risk Factors' and 'Emerging Growth Company Status.'

CORPORATE INFORMATION: Our principal executive offices are located at 2520 County Road 81, Rosharon, Texas 77583. Our website is www.signaladvance.com. Information contained on our website is not incorporated by reference into, and should not be considered a part of, this prospectus.

EMERGING GROWTH COMPANY STATUS: The Company qualifies as an 'emerging growth company' as defined in the Jumpstart Our Business Startups Act, or 'JOBS Act.' For as long as we are an emerging growth company, unlike other public companies, we will not be required to:

  - provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002;
  - comply with any new requirements adopted by the Public Company Accounting Oversight Board (PCAOB), requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;
  - comply with any new audit rules adopted by the PCAOB after April 5, 2012, unless the Securities and Exchange Commission determines otherwise;
  - provide certain disclosure regarding executive compensation required of larger public companies; or
  - obtain shareholder approval of any golden parachute payments not previously approved.

We will cease to be an 'emerging growth company' upon the earliest of:

  - when we have $1.0 billion or more in annual revenues;
  - when we have at least $700 million in market value of our common units held by non-affiliates;
  - when we issue more than $1.0 billion of non-convertible debt over a three-year period; or
  - the last day of the fiscal year following the fifth anniversary of our initial public offering.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in
Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are electing to take advantage of the extended transition period, and as a result, we will not be required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.


THE OFFERING: The following is a summary of the shares being offered by the selling shareholders:

Common stock offered by:   1,638,544 shares offered by selling shareholders

Common stock outstanding   9,458,659 shares (1)
  prior to the Offering:


Use of Proceeds:           We will not receive any proceeds from the sale of
                           the shares of common stock offered by the selling shareholders.

Offering Price:            The selling shareholders may only sell their shares
                           of our common stock pursuant to this prospectus at a fixed price of $2.00 per share until such time as our common stock is quoted on the OTC Bulletin Board or another public trading market for our common stock otherwise develops. At and after such time, the selling shareholders may sell all or a portion of their shares through public or private transactions at prevailing market prices or at privately negotiated prices.

Market for our shares:     There is not now and never has been any market for
                           our securities and an active market may never develop.

(1) Based upon the total number of issued and outstanding shares as of June 30, 2013

Risk Factors

Investing in our common stock involves a high degree of risk. In addition to the other information set forth in this prospectus, you should carefully consider the factors discussed below when considering an investment in our common stock. If any of the events contemplated by the following discussion of risks should occur, our business, results of operations and financial condition could suffer significantly. As a result, you could lose some or all of your investment in our common stock. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business.

This Offering entails a high degree of risk and entails a possible loss of all of one's investment. The ownership of Shares involves certain risk factors, which include lack of liquidity and economic and market risks. Therefore, prospective investors should carefully consider the following:

AN INVESTMENT IN THESE SHARES IS A HIGH-RISK INVESTMENT. THE PURCHASE OF THESE SECURITIES IS SUITABLE ONLY FOR INVESTORS OF SUFFICIENT FINANCIAL MEANS WHO HAVE NO NEED FOR LIQUIDITY TO THE EXTENT OF THEIR INVESTMENT IN THE COMPANY AND WHO ARE ABLE TO SUSTAIN A COMPLETE LOSS OF THEIR INVESTMENT. THE COMPANY HAS LIMITED OPERATING HISTORY AND THERE IS NO ASSURANCE THAT IT CAN MEET ANY OF THE GOALS AND OBJECTIVES OF MANAGEMENT. IN ADDITION TO THE FACTORS SET FORTH ELSEWHERE HEREIN,PROSPECTIVE INVESTORS ARE ADVISED TO CAREFULLY CONSIDER THE FOLLOWING MATTERS AND SHOULD CONSULT THEIR OWN LEGAL, TAX AND FINANCIAL ADVISORS WITH RESPECT THERETO. THE RISK FACTORS SET FORTH HEREIN AND THROUGHOUT THIS MEMORANDUM ARE NOT INTENDED TO BE, AND ARE NOT, AN EXHAUSTIVE LIST OF ALL POSSIBLE GENERAL OR SPECIFIC RISKS.

> Risks Related to the Company's Business

- The independent auditor has raised doubt about the company's ability to continue as a going concern.

The Independent Auditor's Report to the audited financial statements only as of, and for, the years ended December 31, 2012 and 2011 and the interim six month interim periods ended June 30, 2012 and 2011, indicate that there exist a number of factors that raise substantial doubt about the Company's ability to continue as a going concern. Doubts identified in the report include the fact that the Company currently has insufficient sources of revenue and the need to obtain adequate financing. If the Company is unable to continue as a going concern, investors could lose all or a part of their investment.

- The Company is undercapitalized and has limited liquidity.

The Company has financed the majority of its operations from the sale of its equity securities. The Company currently has sufficient working capital to fund operations for the subsequent six months. As such, the Company will need to raise additional capital to fund its working capital needs. The Company does not currently have any firm commitments from investors or any credit facilities available with financial institutions or any other third parties. Therefore, it is expected that it will need to enter into agreements with investors or engage in best efforts sales of its securities to raise needed working capital. There is no assurance that the Company will be successful in any funding effort. Failure to raise sufficient capital may necessitate the curtailment of operations and delay of start of any additional development activities.

- The Company is in the development/early commercialization stage.

The Company is currently in the development/early commercialization stage and is continuing to develop its latest proprietary intellectual property and beginning commercialization activities. The Company's 'proposed' and 'intended' business purpose is to collaborate with, and market its intellectual property rights to, major client companies. As of the date of this prospectus, the Company has obtained an assignment of intellectual property for biomedical applications described in issued patents/patent applications (See 'Intellectual Property'). The Company currently lacks sufficient capital to generate revenue or operate the business in a profitable manner. As a development/early commercialization stage Company, its prospects are subject to all of the uncertainties, expenses and risks frequently encountered by companies in the technology development business and will likely encounter the same risks, uncertainties, expenses, delays, problems, and difficulties typically encountered in the establishment of a new business. Unanticipated expenses, problems, and technical difficulties may result in material delays in the development of its technology and products and, thus, may not obtain sufficient capital or achieve a significant level of operations. Even with sufficient capital, the Company may not be able to conduct such operations on a profitable basis.

- If the Company does not successfully license its technology, it may never achieve profitability.

The Company's research and development programs are currently on-going. If the Company is unable to develop its intellectual property into a commercially viable product, it may never achieve profitability, and can make no assurance as to future profitability.

- Due to the competitive nature of the industry, the Company may not gain enough market share to be profitable.

The technology development industry is intensely competitive. There may be numerous competitors in the United States and elsewhere capable of similar technology development. Because the Company is pursuing potentially large markets, its competitors include major, multi-national and specialized technology firms, universities and other research institutions. These competitors may successfully develop, market and commercialize competitive technology and products. Most of the competitors have greater financial resources, larger research and development staffs and more effective marketing and manufacturing organizations. In addition, academic and government institutions have become increasingly aware of the commercial value of their research findings. These institutions are now more likely to enter into exclusive licensing agreements with commercial enterprises, including competitors, to develop and market commercial products. Competitors may succeed in developing or licensing technologies that are more effective or less costly. If successful, these companies may compete successfully with the Company's planned products. If the Company is unable to compete successfully, it will not be able to sell enough products at a price sufficient to generate profits.

- The Company's ability to achieve any significant revenue will depend on its ability to establish effective sales and marketing capabilities.

The efforts of the Company, to date, have focused on developing and evaluating its intellectual property. As the Company continues to develop its technology, and prepares for commercialization, it may need to build a sales and marketing infrastructure; an area in which the Company has limited experience. Failure to establish a sufficient marketing and sales force or to make alternative arrange-ments to have its products marketed and sold by others on attractive terms, will impair the Company's ability to commercialize its technology and to enter new or existing markets. Inability to effectively enter these markets would materially and adversely affect the Company's ability to generate significant revenues.

- We depend on market acceptance to license our technology and a lack of acceptance would depress our sales.

SA technology is novel and not well understood. Future deployment in a wide range of technical environments will require significant training and, if our products are not used correctly or as intended, performance gains may not be realized. Incorrect or improper use of our technology or failure to properly provide training, consulting, and implementation assistance could result in losses suffered by our clients, which could subsequently result in negative publicity, product liability or other legal claims against us. We depend on our reputation for quality products and services and injurious negative publicity could have a negative impact on our Company.

- The Company is heavily dependent on the management team and its consultants.

The Company's business strategy and success is dependent on the skills and knowledge of its management team. Operations will also be dependent on the efforts, ability and experience of key members of the prospective management staff and, to a lesser degree, on a small number of advisors and consultants. Therefore, the Company has little backup capability for their activities. The loss of services of one or more members of the management team or, to a lesser extent, the loss of one or more of the advisors, could significantly weaken management expertise and the Company's ability to efficiently run its business. The Company does not currently maintain key man life insurance policies on any of its officers, although it intends to obtain such insurance policies in the future.

- The Company may face product liability claims related to the use or misuse of its products, which may results in significant losses.

If the Company is able to commercialize its products, it will also be subject to the risk of losses in the future due to product liability claims in the event that the use or misuse of its commercial products results in injury or death. The Company will seek to mitigate this potential liability by implementing indemnification means in the licenses it executes. The Company currently does not maintain liability insurance. In the event the Company chooses to purchase liability insurance, it cannot predict the magnitude or the number of claims that could be brought against the Company in the future. Accordingly, it is difficult to know what coverage limits would be adequate. In addition, such insurance may be expensive, difficult to obtain and may not be available in the future on acceptable terms or at all. Any claims against the Company, regardless of their merit, could substantially increase costs and cause the Company to incur significant losses.

- The marketability and profitability of the Company's technology is subject to unknown economic conditions.

The marketability and profitability of the Company's technology may be adversely affected by local, regional, national and international economic conditions beyond its control. Favorable changes may not necessarily enhance the market-ability or profitability. Even under the most favorable market conditions, there is no guarantee that the Company's technology will be licensed or, if licensed, that such licensure will be made with favorable fees and terms.

> Risks Related to Intellectual Property

- If the Company fails to protect its proprietary technology, then its competitive position may be impaired.

The Company filed United States and foreign patent applications (in Europe, China, India and Mexico) for its technology. Patents have since been issued in China (Oct. 2012) and the U.S. (May 2031). Success will depend in part on the Company's ability to obtain and maintain United States and foreign patent protection for its technology and processes, preserve its trade secrets and operate without infringing the proprietary rights of others. The Company places considerable importance on obtaining patent protection for significant new technologies, products and processes. Legal standards relating to the validity of patents covering these inventions and the scope of claims made under such patents are still developing. In some of the countries in which the Company intends to market its products, obtaining intellectual property protection may be difficult or impossible. Past enforcement of intellectual property rights in many of these countries has been limited or non-existent. Future enforcement of patents and proprietary rights in many other countries may be problematic or unpredictable. Moreover, the issuance of a patent in one country does not assure the issuance of a similar patent in another country. Claim interpretation and infringement laws vary by nation, so the extent of any patent protection is uncertain and may vary in different jurisdictions.

- The Company's patent position (two issued and other patents pending) involves complex legal and factual questions.

Inventors of subject matter covered by patent applications or patents owned or licensed by the Company may not have been the first to invent or the first to file patent applications for such inventions. Due to uncertainties regarding patent law and the circumstances surrounding the Company's patent applications, the pending or future patent applications owned by the Company, may not result in the issuance of any patents. Existing or future patents owned by the Company may be challenged, infringed upon, invalidated, found to be unenforceable or circumvented by others. Further, any rights the Company may have under any issued patents may not provide sufficient protection against competitive products or otherwise cover commercially valuable products or processes.

- Litigation or other disputes regarding patents and other proprietary rights may be expensive, cause delays in bringing products to market and harm the Company's ability to operate.

There is always a risk that the manufacture, use, marketing or sale of the Company's products could infringe on the patent rights of others. If the Company is unable to avoid infringement of the patent rights of others, it may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. The Company may not have sufficient resources to resolve such matters as patent litigation can be costly and time consuming. In addition, if the Company does not obtain a license, develop or obtain non-infringing technology, or fail to successfully defend an infringement action or have the patents that the Company is alleged to infringe declared invalid, the Company may:

  - incur substantial money damages;
  - encounter significant delays in bringing its products to market;
  - be precluded from the use or licensing of SA technology without first obtaining licenses to do so; and/or
  - be unable to obtain any required license on favorable terms, if at all.

In addition, if another party claims the same subject matter or subject matter overlapping with the subject matter that the Company has claimed in a patent application or patent, it may decide or be required to participate in inter-ference proceedings in order to determine the priority of invention. Loss of such an interference proceeding would deprive the Company of patent protection sought or previously obtained and could prevent the Company from commercializing its products. Participation in such proceedings could result in substantial costs, whether or not the eventual outcome is favorable. These additional costs could adversely affect the Company's financial results.

- Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

In order to protect its proprietary technology and processes, the Company must also rely in part on confidentiality agreements with its employees, consultants, outside scientific collaborators, sponsored researchers, other advisors and other companies negotiating or licenses. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of the Company's proprietary rights and failure to obtain or maintain trade secret protection could adversely affect the Company's competitive business position.

> Risks related to the Company's financial reporting and auditing

- As long as the Company qualifies as an emerging growth company, it is not required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

In April 2012, the Jumpstart Our Business Startups Act, or the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for 'emerging growth companies,' including certain requirements relating to accounting standards and compensation disclosure. We are classified as an emerging growth company. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things,

  - provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002,
  - comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer,
  - comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise,
  - provide certain disclosure regarding executive compensation required of larger public companies or
  - hold shareholder advisory votes on executive compensation.

- The Company has provided less than three years of audited financial reports.

This prospectus includes audited financial statements only as of and for the period ended December 31, 2012 and 2011 and reviewed financial statements for the interim six month periods ended June 30, 2013 and 2012. Only two years of audited financial statements are required to be included in a prospectus forming part of an SEC registration statement filed by an emerging growth company.

- The Company does not currently have an independent audit or compensation committee.

Future audit and compensation committees of the Company may include members of the board of directors that are not considered independent. The absence of completely independent audit and compensation committee could lead to conflicts of interest between committee members and the officers and directors, which could work to the detriment to the Company's shareholders.

With respect to the audit committee, to be deemed "independent" under the audit committee rules, an audit committee member must not: 1) accept any consulting, advisory or compensatory fee from the issuer or any subsidiary, other than in the member's capacity as a member of the board or any board committee; and 2) be an affiliated person of the issuer or any subsidiary apart from serving as a member of the board or any board committee. An exception provided for a new issuer that is a smaller reporting company requires at least one fully independent member at the time of an issuer's initial listing, a majority of independent members within 90 days, and a fully independent committee within one year. Currently, only two of the members of our Board of Directors, from which the three members of the audit committee would be selected, meets the criteria to be deemed 'independent'.

- The Company will extend the period for adopting new and revised accounting standards.

The Company qualifies as an 'emerging growth company' pursuant to the provisions of the JOBS Act, enacted on April 5, 2012. Section 102 of the JOBS Act provides that an 'emerging growth company' can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.

- The Company is not required to make a formal assessment of the effectiveness of our internal control over financial reporting.

The Company is not currently required to comply with the SEC's rules regarding implementing Section 404 of the Sarbanes-Oxley Act of 2002, and is therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a publicly traded company, we will be required to comply with the SEC's rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act of 2002, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. Though we will be required to disclose material changes made to our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. To comply with the requirements of being a publicly traded company, we will need to implement additional internal controls, reporting systems and procedures and hire additional accounting, finance and legal staff. Furthermore, while we generally must comply with Section 404 of the Sarbanes-Oxley Act of 2002 in our first fiscal year following becoming a publicly traded company, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our first annual report subsequent to our ceasing to be an 'emerging growth company' within the meaning of
Section 2(a)(19) of the Securities Act. Accordingly, we may not be required to have our independent registered public accounting firm attest to the effective-ness of our internal controls until our annual report for the fiscal year ending five (5) years after becoming a publicly traded company. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed.

> Risks Related to an Investment in the Company's Securities

- The market price of our common stock may fluctuate significantly and may decline.

The market price and liquidity of the market for shares of our common stock may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors, may adversely affect our ability to raise capital through future equity financings. These factors include:

  - significant volatility in the market price and trading volume of securities of companies in our industry, which are not necessarily related to the operating performance of these companies;
  - changes in regulatory policies, particularly with respect to industry targets for our products and services included in our business model;
  - our common stock is unlikely to be followed by any market analysts in the immediate future, and there may be few institutions acting as market makers for the common stock which can adversely affect its price (and the lack of additional information and opinions coming from institutions and analysts may act to discourage investors from investing in our stock);

  - changes in earnings or variations in operating results and information about earnings or operating performance released by us or companies comparable to us;
  - changes in the value of assets held by us or changes in perceptions of such values;
  - any shortfall in revenue or net income or any increase in losses from levels expected or predicted by investors;
  - departure of one or more of the Company's key personnel;
  - announcements or other information regarding of technological innovations or new products by us or our competitors;
  - potential legal and regulatory matters (including development of or disputes concerning our intellectual property rights);
  - changes in prevailing interest rates;
  - announcements or other information regarding customer orders or, currency exchange rate fluctuations;
  - market conditions in the industry and the general state of the securities markets, with particular emphasis on the technology sectors of the securities markets and other general economic trends and other external factors; and
  - the loss of a major funding source.

- There will be a limited trading market for the Company's common stock.

The Company's common stock is not currently traded on any securities exchange. The Company will be seeking clearance to have shares of common stock quoted and traded on the OTC Bulletin Board, however, there can be no assurance that its shares of common stock will be quoted for trading on the OTC Bulletin Board or, if quoted, that there will be sufficient liquidity in the shares. If no market develops for its shares of common stock or there is insufficient liquidity in the shares, it will be difficult for shareholders to sell their stock, if at all.

- There are risks associated with the volatility of stock pricing associated with newer, smaller companies and limited markets.

We are a relatively new Company entering a highly competitive marketplace. Thus, this investment may be marketable only to a limited segment of the investing public. The Company believes those similar small companies which are newer and have a small capitalization offer significant potential for growth, although such companies generally have more limited product lines, markets, market share and financial resources than larger or more established companies. The securities of such companies, if traded in the public market, may trade less frequently and in more limited volume than those of more established or larger companies due to lack of acceptance by many of the investing public. In addition, in recent years, the stock market has experienced a high degree of price and volume volatility for the securities of newer companies with small capitalization. In particular, newer companies with small capitalization, that trade in the over-the-counter markets, have experienced wide price fluctuations not necessarily related to the operating performance of such companies. As we are such a Company, our Common Stock may experience the volatility associated with newer, smaller companies.

- The Company's common stock may be considered a "penny stock" and, as such, the market for the common stock may be further limited by certain SEC rules applicable to penny stocks.

As long as the price of the Company's common stock remains below $5.00 per share or the Company has net tangible assets valued at $2,000,000 or less, its shares of common stock are likely to be subject to certain "penny stock" rules promul-gated by the SEC. Those rules impose certain sales practice requirements on brokers who sell penny stock to persons other than established customers and accredited investors (generally, an institution with assets in excess of $5,000,000 or an individual with a net worth in excess of $1,000,000). For transactions covered by the penny stock rules, the broker must make a special suitability determination for the purchaser and receive the purchaser's written consent to the transaction prior to the sale. Furthermore, the penny stock rules generally require, among other things, that brokers engaged in secondary trading of penny stocks provide customers with written disclosure documents, monthly statements of the market value of penny stocks, disclosure of the bid and asked prices and disclosure of the compensation to the brokerage firm and disclosure of the sales person(s) working for the brokerage firm. These rules and regulations make it more difficult for brokers to sell shares of the Company's common stock and limit the liquidity of its shares. See "Plan of Distribution" for a more detailed discussion of the penny stock rules and related broker-dealer restrictions.

- Trading in the Company's securities could be subject to extreme price fluctuations that could adversely affect your investment.

The market prices for securities of technology companies, particularly those that are not profitable, have been highly volatile, especially recently. Publicized announcements and events may have a significant impact on the market price of the Company's common stock. Any of the following could have the effect of temporarily or permanently driving down the price of the Company's common stock:

  - Technological discoveries by competitors;
  - Unfavorable results from on-going research and development;
  - Unfavorable developments concerning patents or other proprietary rights; or
  - Unfavorable economic market developments;

In addition, the stock market from time to time experiences extreme price and volume fluctuations which particularly affect the market prices for emerging technology companies, such as this Company, and which are often unrelated to the operating performance of the affected companies.

- Substantial sales of the Company's stock may impact the market price of its common stock.

Future sales of substantial amounts of the Company's common stock, including shares that the Company may issue upon exercise of options and warrants, could adversely affect the market price of our common stock. Further, if the Company raises additional funds through the issuance of common stock or securities convertible into, or exercisable for, common stock, the percentage ownership of the Company's shareholders will be diluted and the price of the common stock may fall.

- The Company does not expect to pay dividends for the foreseeable future.

The Company plans to use any earnings generated from its operations to finance its business and will likely pay any cash dividends to its shareholders in the foreseeable future.

- With the filing of this registration statement, the Company is undertaking to commence filing periodic reports and other reports with the SEC.

We will incur additional expenses as a result of being a reporting public Company, which may further strain our limited resources. If we cease filing periodic reports with the SEC, the ability of broker-dealers to sell our securities and the ability of shareholders to sell their securities in the secondary market would be negatively impacted.

There are significant costs associated with operating as a public Company which will be borne by the Company but will not likely be recouped from additional sales. Our status as a reporting Company is not expected to impact the decision of potential licensees to license our technology. The Company will be obligated to meet certain disclosure requirements such as presenting audited financial statements and preparing periodic reports, cost of which will be significant. There are significant costs associated with compliance and reporting in order to be a reporting public company. These costs depend on a number of factors such as complexity of accounting and corporate organization. As the Company grows, these costs will likely grow and the Company will be required to pay costs and professional fees associated with reporting. There can be no assurance that the Company will have sufficient resources to be able to continue to pay all of the costs and professional fees associated with being a reporting Company as well as the costs associated with executing on its business model. If we do not incur these costs, we would be in violation of our obligations as a reporting Company and the ability of shareholders to sell or resell our securities would be affected. If we cease filing periodic reports with the SEC, it could result in certain listing services refusing to publish information about our Company or prices for our Common Stock. This will, in turn, affect the ability of our shareholders to access trading information about our Common Stock, which could negatively impact our stock price and the liquidity of our Common Stock.

> Risks Associated with Forward-Looking Statements

This document contains certain forward-looking statements regarding management's plans and objectives for future operations including plans and objectives relat-ing to its planned marketing efforts and future economic performance. There are statements in this registration statement that are not historical facts. These 'forward-looking statements' can be identified by terms such as 'may,' 'could,' 'believe,' 'hope,' 'anticipate,' 'should,' 'intend,' 'plan,' 'will,' 'expect,' 'estimate,' 'project,' 'positioned,' 'strategy' and similar expressions. You should be aware that these forward-looking statements are not facts and are subject to risks and uncertainties that are beyond our control. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks out-lined under "Risk Factors" and matters described in this prospectus, generally. For a discussion of these risks, you should read this entire Registration Statement carefully, especially the risks discussed under 'Risk Factors.'

Although management believes that the assumptions underlying the forward looking statements included in this Registration Statement are reasonable, they do not guarantee our future performance, and actual results could differ from those contemplated by these forward looking statements. The assumptions used for purposes of the forward-looking statements so not take into account possible changes in economic, legislative, industry, and other circumstances. As a result, the identification and interpretation of data and other information and their use in developing and selecting assumptions from and among reasonable alternatives require the exercise of judgment.

To the extent that assumed events do not occur as anticipated, the outcome may vary substantially from anticipated or projected results, and, accordingly, no opinion is expressed on the achievability of those forward-looking statements. In the light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this Registration Statement will in fact occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We do not undertake any obligation to update or revise any forward-looking statements.


USE OF PROCEEDS (Item 4)

The Company will not receive any proceeds from the resale of any of the shares offered by this prospectus by the selling shareholders.


DETERMINATION OF OFFERING PRICE (Item 5)

The selling shareholders may only sell their shares of our common stock pursuant to this prospectus at a fixed price of $2.00 per share until such time as our common stock is quoted on the OTC Bulletin Board or another public trading market for our common stock otherwise develops. At and after such time, the selling shareholders may sell all or a portion of their shares through public or private transactions at prevailing market prices or a privately negotiated prices. The fixed price of $2.00 at which the selling shareholders may sell their shares pursuant to this prospectus was determined arbitrarily. All shares being offered pursuant to this prospectus will be sold by existing shareholders without the Issuer's involvement. There is no assurance of when, if ever, our stock will be listed on an exchange or quotation system.


DILUTION (Item 6)

The Common Stock to be sold by the selling shareholders is Common Stock that is currently issued and outstanding. Accordingly, there will be no dilution to our existing shareholders.


SELLING SECURITY HOLDERS (Item 7)

This prospectus covers the resale by the selling shareholders identified below of 1,638,544 shares of the Company's Common Stock. The following table sets forth the number of shares of Common Stock beneficially owned by the selling shareholders as of June, 30, 2013, and, after giving effect to this offering. None of the selling shareholders received any of our securities as compensa-tion for underwriting services. At the time of each purchase of the shares offered hereby, each selling shareholder represented that the selling shareholder's shares were purchased for the selling shareholder's own account, for investment and not with a view to the distribution of those shares.

                                 Number     Percentage  Number of    Percentage
                                 of Shares  Ownership   Outstanding  Ownership
                                 Owned      before      Shares       after
                                 Before     Offering    Offered by   Offering
                                 Offering      (1)      Selling         (1)
BENEFICIAL OWNER                                        Stockholder
-----------------------------    ---------  ----------  -----------  ----------
ADAIR, BRYCE DAVID                    250        <1%           250        0
ADAIR, CHARLES W &                107,500       1.1%        10,000      1.0%
   DIANNA S, JTWROS
ADAIR, FARRAH LEIGH                   250        <1%           250        0
ADAIR, MARJORIE                     2,500        <1%         2,500        0
ADAIR, PAIGE ASHLEY                   250        <1%           250        0
ADAIR, ZACHERY CLINTON                250        <1%           250        0
ADAMS, RYAN                         2,313        <1%         2,313        0
ALIU, CHERIE                        1,250        <1%         1,250        0
ARGENTON, ANNA L                      375        <1%           375        0
ARRINGTON, EUGENIA                    375        <1%           375        0
ASHER, DAVID W &                    9,375        <1%         9,375        0
   JILL M, JTWROS
BATCHLOR, JUDITH A                    375        <1%           375        0
BLACKER, H M & JEANNE F,          223,750       2.4%        75,000      1.6%
   TTEES, HM & JF BLACKER TR(2)
BLYTHE, ADAM & LORI, JTWROS        13,000        <1%         7,000        0
BOHI, DAN                          38,000        <1%        38,000        0
BOURNE, TOM                        50,000        <1%        10,000       <1%
BOYD, STEVE                        12,500        <1%        12,500        0
BRADSHAW, RICK & DIANNA, COM PROP  10,000        <1%        10,000        0
BRANDT, MICHAEL E                  45,000        <1%         3,000       <1%
BURKHART, ROBERT LEWIS &           37,500        <1%        37,500        0
   MELANIE, JTWROS
CHACKO, AJI & SONIA, JTWROS         5,000        <1%         5,000        0
CORDELL, KYLE THOMAS                1,500        <1%         1,500        0
CURTISS, JR JOHN & SHARON, JTWROS  25,000        <1%        25,000        0
DEWOLF, DEBORAH                       500        <1%           500        0
DICKSON, ROBERT M &                 2,500        <1%         2,500        0
   AMMALINE, JTWROS
DULA, KIM                           1,225        <1%         1,225        0
DULA, KIM & ALEX, JTWROS          135,488       1.4%        50,000       <1%
DULA, KIM CUSTODIAN FOR            13,188        <1%         5,000       <1%
   TESS DULA, UGMA/TX
EDUCATIONAL ENRICHMENT            270,174       3.0%       270,174        0
   CENTER, INC.
EQUITY TRUST COMPANY FBO           10,767        <1%        10,767        0
   CLIFFORD M HAYES IRA
EQUITY TRUST COMPANY FBO           28,032        <1%        28,032        0
   KIM GIBSON DULA IRA
EQUITY TRUST COMPANY FBO            2,428        <1%         2,428        0
   DEBORAH STINNETT IRA
EQUITY TRUST COMPANY FBO            2,428        <1%         2,428        0
   ROY E STINNETT IRA
EQUITY TRUST COMPANY FBO           17,398        <1%        17,398        0
   JOHN G HOWELL III IRA
EVANS, ALICIA                       2,500        <1%         2,500        0
FAUX, MICHELL E                       625        <1%           625        0
FAZEKAS, LISA K & ALLEN R, JTTEN    5,000        <1%         5,000        0

FULBRIGHT, JOHN & KAREN, JTWROS    14,375        <1%        14,375        0
FURR, CRAIG A & LISA S, JTWROS      5,500        <1%         5,500        0
GASAWAY, LORI                       2,500        <1%         2,500        0
GIBSON,ELLIS                       25,000        <1%        25,000        0
GONZALES, AMANDA KAY                  250        <1%           250        0
GONZALEZ, ANDREA V &                  500        <1%           500        0
   GREGORIO, JTWROS
GONZALEZ, LEAH                      1,000        <1%         1,000        0
GRANT, GEORJEAN                    13,000        <1%        13,000        0
GUEL, ISRAEL                        6,250        <1%         6,250        0
GUEL, ISRAEL JR                     2,500        <1%         2,500        0
GUEL, JAIME                         2,500        <1%         2,500        0
GUEL, MARIO                         2,500        <1%         2,500        0
GUEL, VIRGIL                        2,500        <1%         2,500        0
HAILEY, RENEE G & DAVID H, JTWROS   3,200        <1%         3,200        0
HAYES, CLIFFORD M                   7,178        <1%         7,178        0
HAYES, CLIFFORD M & BRENDA,         1,000        <1%         1,000        0
   COM PROP
HENRY, DAVID G                      6,250        <1%         6,250        0
HILL, PATRICK                       6,250        <1%         6,250        0
HOWELL, III JOHN G &               11,599        <1%        11,599        0
   NANCY, JTWROS
HUCK, GERRI                         2,000        <1%         2,000        0
HUNTER, SCOTT                       6,250        <1%         6,250        0
HUTCHINS, BOB & MARLENE, JTWROS     2,000        <1%         2,000        0
HYMEL, ASHLEY                      66,250        <1%        25,000       <1%
HYMEL, KATHRYN                      2,500        <1%         2,500        0
HYMEL, KENT                         2,500        <1%         2,500        0
HYMEL, KENT P &                     8,000        <1%         8,000        0
   JANET M KINAMORE, JTWROS
HYMEL, M DOUGLAS                    2,500        <1%         2,500        0
HYMEL, MARC A                     118,750       1.3%        25,000       <1%
HYMEL, MARC A & JANET G, JTTEN      6,250        <1%         6,250        0
HYMEL, RACHEL                       2,500        <1%         2,500        0
HYMEL, SHELLEY                     27,500        <1%        27,500        0
HYMEL, TERRI                       10,000        <1%        10,000        0
HYMEL, TERRI C/F                   66,250        <1%        25,000       <1%
   EMMA G HYMEL UGMA/TX
HYMEL, TERRI C/F                   66,250        <1%        25,000       <1%
   EVAN N HYMEL UGMA/TX
IVY, DENISE M THERIOT &             7,938        <1%         7,938        0
   MACKLYN C JR, JTWROS
JACKSON, EDWIN L                      375        <1%           375        0
JACKSON, ROBERT P                 195,000       2.1%        80,000      1.2%
JACKSON, SHARON G                     375        <1%           375        0
JOE, HERBERT                       90,000        <1%        90,000        0
JOE, HERBERT C/F                      500        <1%           500        0
   CHRISTOPHER JOE, UGMA/TX
JOE, MCKINLEY C/F                  50,000        <1%        50,000        0
   CHRISTOPHER JOE, UGMA/TX
KENNEY, TERESA LYNN                 1,250        <1%         1,250        0
KESSEL, JOHN A &                   50,000        <1%        50,000        0
   ANDREA M, TENCOM
LEE, MARVIN D & TAMARA D, JTWROS   38,750        <1%        10,000       <1%
LEE, RICHARD SCOTT &               35,000        <1%        10,000       <1%
   PATRICIA H, JTWROS
LONG, RYAN & CARMEN, JTWROS         3,000        <1%         3,000        0

LOPEZ, ARMANDO JR &                   250        <1%           250        0
   SHANNA M,JTWROS
LUETKEMEYER, CHRISTIAN &           40,000        <1%        10,000       <1%
   JAMIE LUEUTKEMEYER, JTWROS
LUMB, LAURA                         2,500        <1%         2,500        0
MARTIN, ROXIE J                       375        <1%           375        0
MCCAIN, PETER                      25,000        <1%        25,000        0
MCGEE, ROY LEE &                    3,250        <1%         3,250        0
   KIA BETH ELDRID, JTWROS
MCKENNA, ANDREA                    44,667        <1%        12,500       <1%
MCKENNA, JOHN                      12,500        <1%        12,500        0
MELINDER, ROBERT                    6,250        <1%         6,250        0
MESSARRA, ANDREW &                  1,250        <1%         1,250        0
   CHRISTINA,JTWROS
MONTGOMERY, JAMES & CHERI, JTWROS   3,000        <1%         3,000        0
MOORE, LORI                         2,500        <1%         2,500        0
NEAL, ROD & SANDY, JTWROS         250,000       2.6%        50,000      2.1%
NGUYEN, LANH XUAN                     625        <1%           625        0
NILSSON, THOMAS                       500        <1%           500        0
POOLE, DOINE H & GUADALUPE, JTWROS  7,500        <1%         7,500        0
POOLE, PEGGY                        3,750        <1%         3,750        0
QUANTUM BIT INDUCTION              21,250        <1%        12,000       <1%
   TECHNOLOGY, INC.(3)
R&T MANAGEMENT, LLC (4)           101,250       1.1%        50,000       <1%
RAFFERTY, JOHN C                    1,250        <1%         1,250        0
REEDER, MARSHAL BRIAN &             9,250        <1%         9,250        0
   HEATHER W, JTWROS
REEDER, PETER LINN &                1,750        <1%         1,750        0
   JUDITH C, JTWROS
RUSSELL, BRENDA J                     375        <1%           375        0
RUSSELL, HAROLD L                   2,500        <1%         2,500        0
SCHLICHTING, DANIEL &              24,500        <1%        24,500        0
   J SCHLICHTING, JTWROS
SCHNEIDER, MICHAEL                    250        <1%           250        0
SHIH, HUE-TEH                       1,500        <1%         1,500        0
SKIDMORE, ERIC &                    1,500        <1%         1,500        0
   DEBORAH SKIDMORE, JTWROS
SKILLERN, MIKE                      3,282        <1%         3,282        0
SKOLNICK, DAVID                     6,250        <1%         6,250        0
SKOLNICK, JONATHAN                  6,250        <1%         6,250        0
SKOLNICK, MICHAEL                   6,250        <1%         6,250        0
SKOLNICK, SARA                      6,250        <1%         6,250        0
SMART, HERBERT E &                  2,000        <1%         2,000        0
   MARTHA M, COM PROP
SMITH, DAVID A & SHIRLE M, JTWROS  10,000        <1%        10,000        0
SORIANO, CARLOS & LOUISE, JTWROS   11,875        <1%        11,875        0
STINNETT, DEBORAH                   1,619        <1%         1,619        0
STINNETT, ROY E                     3,619        <1%         3,619        0
STOCKIE, TONI                       2,500        <1%         2,500        0
STODDARD, DEBBIE                   15,000        <1%        15,000        0
STOVALL, STEPHEN                    1,000        <1%         1,000        0
STUART, CLAUDEAN A                    500        <1%           500        0
TATE, MADISON A                       375        <1%           375        0
TATE, MELODY H                        375        <1%           375        0
TATE, RUSS                            375        <1%           375        0
TIGTIG, DOUGLAS                     1,250        <1%         1,250        0
TOTSKY, KIM E                      93,750        <1%        93,750        0

VILLAREAL, JOSEPH A                   625        <1%           625        0
VILLAREAL, LAUREN O                   625        <1%           625        0
WALLACE, CHERYL RENEE                 375        <1%           375        0
WALLACE, LAMOINE & CAROL, JTWROS   17,500        <1%        17,500        0
WEISS, PHILLIP A &                 10,000        <1%        10,000        0
   SANDRA L, JTWROS
ZERCOE, PHYLLIS                     4,344        <1%         4,344        0
ZERCOE, SHEILA A                    1,250        <1%         1,250        0
ZERCOE, WALTER D                    1,250        <1%         1,250        0
                               -----------              -----------
                                2,686,887                1,638,544

 (1) Assumes the sale of all shares offered.
 (2) The trustees of H.M. Martin, M.D. and Jeanne Foltz Blacker Revocable Living Trust are H. Martin Blacker, M.D. and Jeanne Foltz Blacker
 (3) The president of Quantum Bit Induction Technology, Inc. is Mike Skillern
 (4) The president of R&T Managment, LLC is Ray Corkran

PLAN OF DISTRIBUTION (Item 8)

The selling shareholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. The selling shareholders may only sell their shares of our common stock pursuant to this prospectus at a fixed price of $2.00 per share until such time as our common stock is quoted on the OTC Bulletin Board or another public trading market for our common stock otherwise develops. At and after such time, these dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling shareholders may use one or more of the following methods to dispose of shares or interests therein:

  - ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
  - block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
  - purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
  - an exchange distribution in accordance with the rules of the applicable exchange;
  - privately negotiated transactions;
  - short sales;
  - through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
  - broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;
  - a combination of any such methods of sale; and
  - any other method permitted pursuant to applicable law.

The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling shareholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. The Company will not receive any of the proceeds from this offering.

The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be 'underwriters' within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling shareholders who are 'underwriters' within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. To the extent required, the shares of our common stock to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and for which it is in compliance.

The Company will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

The Company expects to keep the registration statement of which this prospectus constitutes a part effective until the earlier of the second anniversary of the date the registration statement is declared effective by the SEC and such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or Rule 144 of the Securities Act.


DESCRIPTION OF SECURITIES TO BE REGISTERED (Item 9)

Common Stock: CUSIP Number: 82662L 20 9

The Company has 9,458,659 shares of its common stock issued and outstanding as of June 30, 2013. The Company is authorized to issue up to 100,000,000 shares of common stock, with no par value. Holders of our common stock are entitled to one vote for each share in the election of directors and on all matters submitted to a vote of shareholders. There is no cumulative voting in the election of directors. The holders of the common stock are entitled to receive dividends, when and as declared, from time to time, by our board of directors, in its discretion, out of any of our assets legally available. Upon the liquidation, dissolution or winding up of the Company, the remaining assets of the Company available for distribution to shareholders will be distributed among the holders of common stock, pro rata based on the number of shares of common stock held by each. Holders of common stock generally have no preemptive, subscription, redemption or conversion rights.

This stock may be considered a penny stock. As such, Penny Stocks must, brokers must, among other things, provide customers with a risk disclosure statement, setting forth certain specified information prior to a purchase transaction;

  - Disclose to the customer inside bid quotation and outside offer quotation for this Penny Stock, or, in a principal transaction, the broker-dealer's offer price for the Penny Stock;
  - Disclose the aggregate amount of any compensation the broker-dealer receives in the transaction;
  - Disclose the aggregate amount of the cash compensation that any associated person of the broker-dealer, who is a natural person, will receive in connection with the transaction;
  - Deliver to the customer after the transaction certain information concerning determination of the price and market trading activity of the Penny Stock.

Non-stock exchange and non-NASDAQ stocks would not be covered by the definition of Penny Stock for:

    (i) issuers who have $2,000,000 tangible assets ($5,000,000 if the issuer has not been in continuous operation for 3 years);
   (ii) transactions in which the customer is an institutional accredited investor; and
  (iii) transactions that are not recommended by the broker-dealer.

- Penny Stock Rules

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides informa-tion about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation informa-tion, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock, not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

- Preferred Stock

The Company has not authorized any preferred stock and has no plans to do so in the foreseeable future.

- Warrants/Options

The Company has never issued any warrants or options for its common stock

- Certain Anti-Takeover Provisions

Shareholders' rights and related matters are governed by the Texas Business Corporation Act, General Corporation Law, our articles of incorporation and our bylaws. Certain provisions of the Texas Business Corporation Act may discourage or have the effect of delaying or deferring potential changes in our control. The cumulative effect of these terms may be to make it more difficult to acquire and exercise control of the Company and to make changes in management. Furthermore, these provisions may make it more difficult for shareholders to participate in a tender or exchange offer for common stock and in so doing may diminish the market value of the common stock.

The existence of authorized but unissued shares of our common stock may enable the Company's Board of Directors to render it more difficult or to discourage an attempt to obtain control of the Company and thereby protect the continuity of or entrench our management, which may adversely affect the market price of its common stock. If in the due exercise of its fiduciary obligations, for example, the Board of Directors were to determine that a takeover proposal is not in the best interests of the Company, such shares could be issued by the Board of Directors without shareholder approval in one or more private placements or other transactions that might prevent, render more difficult or make more costly, the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent shareholder group, by creating a substantial voting block in institutional or other hands that might support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

- Dividends

Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

- Trading of Securities in Secondary Market

There is currently no trading of the securities in any market.

- Registered Offering

The Company has no specific plans to conduct a registered offering of its securities other than for its 'Selling Shareholders' at this time.

- Transfer Agent

Nevada Agency and Transfer Company (NATCO)
50 West Liberty St., Suite 880,
Reno, Nevada 89501
(775) 323 0626

- Debt Securities

None

- Other Securities To Be Registered

None


INTERESTS OF NAMED EXPERTS AND COUNSEL (Item 10)

The following individuals have rendered opinions that are referenced in this registration statement. Some of these experts own shares of the common stock of the Company. While none of the stock issuances were made on a contingent basis, in the interest of full disclosure, the following information is provided.

Richard C. Seltzer, attorney-at-law, provided a legal opinion regarding the validity of common stock owned by Selling Shareholders listed in this regis-tration statement. Mr. Seltzer serves as a member of the Company's Board of Directors and, as of the date of this registration statement, owns just over 1% of the Company's total issued and outstanding common stock (See Item 11m - Security Ownership of Certain Beneficial Owners).

Bobby J Hutton, Certified public Accountants is an independent registered accountant engaged to audit the financial statements of the Company for fiscal years ending December 31, 2012 and 2011. The fees paid to Mr. Hutton for his services to date totaled $11,098. Mr. Hutton has no interest in the Company.

David G. Henry, a registered patent attorney, provided his opinion regarding the intellectual property of the Company. As of the date of this registration statement, Mr. Henry owns less than 0.1% of the Company's total issued and outstanding common stock.

Harold L. Russell, Ph.D., provided an opinion regarding the proprietary technology of the Company. As of the date of this registration statement, Dr. Russell owns less than 0.03% of the Company's total issued and outstanding common stock.


INFORMATION WITH RESPECT TO REGISTRANT (Item 11)

Description of Business (Item 11a)

- The Company

Signal Advance, Inc. was initially incorporated in Texas in June, 1992 as Biodyne, Inc., an engineering product and procedure development and consulting firm focused on the implementation of emerging technologies for biomedical applications. The Company has significant experience in computer technology, distributed information systems, and data acquisition and analysis systems, as well as medical-legal and other litigation support. The firm provided consulting services for numerous medical and legal professionals and institutions in, and around, the Texas Medical Center in Houston.

In 2000, the Company divested of its computer and litigation support operations, and focused on the development of emerging technologies in biomedicines. This 'refocus' of the Company's mission was largely determined by the president's doctoral studies in biomedicine which suggested a number of development and commercialization opportunities in biomedical instruments/technology. These projects effectively exploited the Company's unique combination of computer, engineering, and biomedical experience and development capabilities.

In 2005, the Company changed its name to Biodyne Development Company, Inc to more accurately reflect its mission and current activities. The Company continued to provide engineering and consulting services, primarily in the Houston area. 'In-house' research and development efforts focused on the development of applications for proprietary intellectual property referred to as Signal Advance technology (SAT). In 2007, the Company changed its name to Signal Advance, Inc. (SAI). In 2008, the Company acquired the right to use SAT in biomedical applications. SAI continues to develop and refine, in order to expand potential markets which targeting specific applications, for which SAI is now pursuing commercialization through licensing.

- The Technology

Overview:

Sensors are used to detect various physical or physiological properties (e.g. pressure, temperature, speed, heart rate) and convert these properties into analog electrical signals. Typically, these signals are then digitized and processed to generate an output which can be used for monitoring, intervention, process control or similar functions. SAT acts to temporally advance the detec-tion of these analog electrical signals to thereby offset or even eliminate circuit transmission and/or processing delays in responsive (interventional or control) systems. This technology can potentially improve the performance of a wide range of devices that process analog signals in areas such as industrial process control, interventional medical devices, alarm/detection systems, flight and vehicular control, as well as military targeting and weaponry. One of the most promising application areas (of which there are many) is that of medical intervention devices in which a small increase in signal detection time (on the order of fractions of a second) could have a major impact on the efficacy of the device.

Problem, Solution, and Value:

In state-of-the-art interventional medical or industrial devices, time delays due to signal detection, processing and generating a response reduce the likelihood of successful intervention. This applies, for instance, to containing or limiting a life-threatening patho-physiological event such as cardiac ventricular fibrillation or an epileptic seizure. The earlier the intervention is initiated, the greater the chance for successful remediation.

Currently, hybrid predictive feedback and feed-forward control systems are used to improve control response performance. Approaches to improving systems that rely on increasingly faster electronics can reduce, but never completely eliminate, these delays, nor provide a net temporal advance. SAT achieves the latter by exploiting 'negative group delay', a somewhat counterintuitive, yet empirically verified, wave propagation phenomenon in physics.

In most electronic circuits, the output signal is typically delayed relative to the input. In a circuit exhibiting a negative group delay, the output signal is advanced in time relative to the input, thus the term 'signal advance'. The temporal advance achieved using SAT can potentially offset signal detection and processing delays.

SAI's initial R&D focus is the application of SAT to the detection of bioelec-tric signals (e.g. the ECG or EEG) for potential use in interventional medical applications. However, the Company has identified whole classes of physical analog signal sensors that operate within an optimal frequency range for signal detection temporal advancement, along with a host of probable licensing targets. These include biomedical (e.g. cardiac rhythm management, neurostim-ulation and neuroprosthetics). Other potential non-biomedical markets include commercial, industrial, military and transportation applications (e.g. alarm/ detection systems, industrial process control, vehicular/flight control, and military targeting/weaponry). In industrial process control, response delays can negatively impact product yield, safety, fuel use and waste. In transporta-tion, engine combustion control delays affect performance, fuel efficiency and exhaust pollutants. In defense oriented systems, feedback delays reduce response effectiveness

Summary and Status:

From January 1, 2011 through June 30, 2013, the Company invested approximately $1,347,410 on research, development as well as acquisition/protection of its proprietary intellectual property (referred to as signal advance technology). Filing and patent attorney fees were paid in cash, while the equity was exchanged for the majority of these expenses with the result that none of these costs were borne by customers.

SAI has developed a number prototype of SA circuit designs that operate over various frequency ranges. Circuit transfer functions have been analyzed and their performance modeled and the circuit designs have been tested using a range of test signals. Circuitry designed specifically for electrocardiology, the electrical functioning of the heart, has recently completed rigorous refinement, testing and evaluation. The 'negative delay' (temporal advance) of the analog signals achieved with SAT was investigated in a university study (Hymel CM, Application of Signal Advance Technology to Electrophysiology, University of Texas Health Science Center at Houston, Graduate School of Biomedical Sciences, August 2010). The project, completed in 2010, exceeded all of its objectives, successfully demonstrating the ability of SAT to temporally advance a range 'known' constructed test signals (pulses and sine waves) and human electrocar-diographic (ECG) signals (heart beats) from cardiac patients. A comprehensive review article describing SAT, summarizing the study results and discussing potential applications was published in a peer-reviewed, feature article which appeared in the IEEE Circuits and Systems magazine in 2011.

Differentiation:

Current approaches to improving the performance of signal transmission and responsive systems rely solely on the development of increasingly faster electronics that can merely reduce the total time delay through the device but not eliminate it entirely nor provide a net temporal advance. In addition, hybrid predictive feedback and feed-forward control systems (typically implemented digitally) are employed to improve signal response performance. These approaches may be adequate for a number of control systems.

SAT however, achieves performance improvements using unique, engineering-physics-based technology implemented in analog circuitry. By reducing or eliminating signal detection/processing delays, this technology improves the performance of a wide variety of biomedical and industrial intervention and control systems. Success in this endeavor has potential application across a broad range of systems that rely on the detection of a wide variety of analog signals and may in turn lead to a new class of proactive rather than reactive intervention and control. In addition, SAT can be applied in conjunction with these conventional methods to further improve system performance.

SAI believes its Signal Advance's patent application represents a new and unique application of the concept of 'signal advance' to medical and other applications and thus is seminal in concept. To date, SAI is unable to find any patents related to temporally advanced signal detection to improve the performance of control or responsive systems nor have patents been found that prevent Signal Advance from practicing its technology, or that offer superior solutions to the issues addressed by Signal Advance.

The intellectual property has been described as "truly 'pioneering' or 'land-mark' ... I expect to see Mr. Hymel's methods and related systems come to underlie groundbreaking advances..." (Exhibit 99.1 - Expert Opinion, David G. Henry, Registered Patent Attorney).

In addition, Signal Advance technology "...will likely be seen as a disruptive technology that forces rapid change in the field of biomedical instrumentation with early adopters of this technology gaining a significant commercial advantage..." (Exhibit 99.2 - Expert Opinion, Harold L. Russell, Ph.D., Neuromedics Technology, Inc.).

Validation:

Proprietary signal advance (SA) circuitry operates on broadband analog signals (over a specified frequency range) and produces minimal distortion in the circuit output relative to its input. Prototype SA circuits have been developed for various frequency ranges consistent with application-specific signal characteristics. Circuit transfer functions have been analyzed and their performances modeled. SA circuit designs have been tested using a range of analog test signals.

  Scientific: In Dr. Hymel's doctoral dissertation study (Hymel CM, Application of Signal Advance Technology to Electrophysiology, University of Texas Health Science Center - Houston, Graduate School of Biomedical Sciences, August
  2010), prototype SA technology developed for ECG signals was extensively tested using a range of simulated signals as well as actual ECG signals from cardiac patients. This study successfully demonstrated and quantified the temporal advancement of ECG signals and analyzed the fidelity of the circuit output relative to the original input signal. Dr. Hymel's Ph.D. supervisory committee was tasked with oversight, critical review, and ultimate approval of the multi-year research project. An absolute requirement for that approval of such a dissertation is novelty. The supervisory committee that reviewed (in detail) and confirmed the study results and ultimately approved the disserta-tion was comprised of faculty that included two electrical engineers, two physicists, a neurophysiologist and a biomedical scientist.

  In addition, two former University of Texas - Houston faculty members and one former Baylor College of Medicine faculty member (a physicist, a biomedical engineer and a neurosurgeon) who had previously served on the committee, continued to provide input, assistance and critical reviews of the research. One of these individuals now serves as an SAI director and the other two are members of the SAI advisory board.

  Technological: The results of the study were summarized in a peer-reviewed engineering article which discusses the theoretical basis, practical imple-mentation and examples of potential applications for SA technology. The manuscript, submitted for review in March 2011, was published as the feature article in the IEEE Circuits and Systems Magazine, in the 3rd Qtr., (Hymel et al, IEEE Circuits and Systems Magazine, 3Q, 11 (3), 10-25).

Outside Recognition:

In October, 2011, SAI has awarded first place in the prestigious Goradia Innovation Prize competition (Houston Technology Center Names 2011 Goradia Winners, Houston Business Journal, October 6, 2011). The selection of awardees was based upon:

  - The commercial potential of the technology,
  - The soundness of the business plan,
  - The potential for job growth within the region, and
  - The likelihood of significant long-term success.

In addition, the Intellectual Property Section of the Oklahoma Bar Association named Dr. Chris Hymel, the Company's president, the 2012 Innovator of the Year for his development work on Signal Advance technology.


- Intellectual Property

Summary and Status:

Patent applications (5 total) entitled 'Utility and Method for the Application of Signal Advance Amplification to Analog Waveform or Signal Detection' describing the broad basis of the SA process and technology were filed in the U.S. Patent and Trademark Office (USPTO) and in foreign counterparts. The national phase for international patent protection under the patent cooperation treaty (PCT) has been completed for China, Europe, India and Mexico. Patents have been issued in China (Oct. 2012) and the United States (May 2013), thus providing patent protection in those counties. In Europe, the patent applica-tion is currently under examination and amendments and additional prior art distinctions have been submitted. Additional patent submissions related to specific applications, various circuit configurations, and signal processing techniques to improve signal fidelity are being drafted. In addition, the Company has registered the trademark 'Signal Advance'.

The overall patent strategy is based on the fact that SA circuitry must be designed to accommodate the particular signal characteristics and requirements of each specific application. Each one will require the development of SA circuitry and signal conditioning specific to the signal characteristics. The uniqueness of both circuit design and analysis of circuit parameters enables novelty and non-obviousness in patent claim construction. The nature of the manipulation of negative group delay to achieve SA supports non-obvious claims.

SAI expects each application of SAT will have its own patent filing. Further, intellectual property related to various SA circuit configurations as well as signal conditioning techniques to improve temporally-advanced signal fidelity, are being pursued. The methods utilized to analyze the idiosyncrasies of individual applications will be maintained as trade secrets. These need not be licensed and may be protected separately.

Extensive searches of the patent and scientific literature have been conducted periodically since the first patent filings in 2008. SAI has performed detailed analyses to distinguish among various references to the art and has demonstrated that the prior art does not negate the utility and novelty of SAT. We believe that no combination of the references would render the technology obvious to a person skilled in this area of the art.

SAI intellectual property strategy includes adding multiple application-specific patents to its portfolio and each will stand independently. An attack on any one of them will not affect the others. SAI will work with licensees to perform an analysis of market size and penetration to determine which international applications to file and prosecute.

Profits are so substantial (particularly in medical fields) that some companies may resort to patent infringement or threats of litigation in order to prevent smaller, more innovative companies from acquiring market share. As such, constant vigilance is required. Further, each employee and consultant are required to execute rigorous non-disclosure and assignment agreements to protect Company proprietary technology.

In order to diminish the likelihood of the technology being co-opted by a market leader, our defense against copying and infringement includes these strategic elements:

  - Individuality of each SAT application will be protected by its own patent(s) multiple independent applications of SAT will not overlap or interfere with one another;
  - An attack on any one patent or application area will not affect others.
  - Licensees will be required to participate in the defense of the patents they have licensed. Any licensee failing to participate in defense of its licensed patents will be subject to license termination.
  - A licensing strategy that initially seeks licenses with smaller companies that are less likely to infringe and engage in litigation; and
  - Maintenance of application specific methods for developing SAT for specific sensors, signals, circuitry and operational parameters of specific applications are trade secrets held by SAI.
  - Patent, scientific and trade publications will be monitored to identify infringement/competition.

Competition:

In the general area of signal science-technology, detection, acquisition and processing performance of systems continues to improve, through the use of ever-faster electronics. In addition, predictive feedback (using historical input data) and feed-forward (open-loop) control systems are also used to improve the performance of such systems. With feed-forward methods, the control system responds directly to changes in the input (rather than variations in the output) and is thus faster. Hybrid predictive methods combine aspects of both feedback and feed-forward control and may use historical data. These methods are currently used throughout the industry and, in some systems, may be adequate. Faster electronics will reduce, but never completely eliminate the delays, let alone temporally advance the detection of signals. In addition, SAT, when used in conjunction with these other approaches, could further improve performance.

SAT offers unique advantages over these other methods. It can potentially eliminate response delays entirely and may even yield a net temporal advance. Unlike other methods, SAT is not implemented digitally; it operates on analog signals using analog circuitry - thus does not rely on digital processing techniques. In general, analog circuitry operates at much faster speeds than digital circuitry. The analog nature of the technology translates into lower component costs and increased reliability. Further, given its unique mode of operation, SAT can be implemented in conjunction with more traditional methods, and thus may further increase performance gains achieved.

SAI is not currently aware of other parties commercializing this type of technology. However, the Company's own success will likely precipitate competition as recognition and acceptance of SAT grows. This competition may include infringement in which others attempt to distinguish minor variations in the technology, and legal machinations based on a larger, financially successful firms' capability to engage in lengthy and costly litigation.

To date, searches and analyses of the patent and scientific literature have failed to reveal any prior art that negates the utility and novelty of SAT. The precision with which SA circuitry must be designed results from the need to accommodate the unique signal characteristics of any particular application. The design requirements form the basis for the claim that SA circuitry designed for particular applications will likely be separately patentable.

These methods provide SAI with a technical advantage that potential infringers would have to overcome requiring undue time and expense. Experience suggests that implementation of SAT can be more efficient with the provision by SAI of appropriate levels of consulting. Given the choice to infringe and implement with no assistance versus paying a license fee and receiving assistance, we believe most companies will choose the latter in order to decrease time to market, avoid the possible expense of litigation and provide liability, which taken together will result in more cost effective implementation.

Dr. Hymel, the Company's CEO, is the inventor of SAT and has been working diligently in this field for a number of years. SAI is positioned to be the first to market with what the Company and others have described as disruptive technology. His doctoral research stands as the seminal investigation of the use of SAT with biomedical signals, specifically the human ECG. Based on its multi-year head-start and significant, SAI has established itself as the leader in the field thereby gaining a significant early competitive advantage.

- Commercialization

Business Model:

Specific applications of SAT will be licensed to product manufacturers by emphasizing the improved performance of their products and thus providing a competitive advantage. This approach avoids the high costs of manufacturing and competing in the heavily dominated medical device and control/sensors markets. Licensees, with consultation provided by SAI, will produce and market their improved devices eliminating any reliance on raw materials. Original licenses will carry provisions enabling SAI to license back further improvements made by original licensees. This will enable SAI to leverage technology improvements. In the case of biomedical devices, manufacturers and their customers will assume the responsibility of obtaining any required regulatory approvals. Each license will likely be accompanied by contractually specified consulting to assist the licensee in implementing SAT.

SAI has identified a host of companies that manufacture devices and utilize processes that could benefit from SAT. The Company and its consultants have extensive contacts in the biomedical community in the Texas Medical Center in various electrophysiological applications. These contacts include physicians, scientists and engineers active in R&D and engineering fields pertinent to potential applications of SAT as described previously.

A number of these contacts are active in transferring technology to industry for commercialization and will facilitate Company outreach to appropriate personnel in order to gauge interest in pertinent SAT applications. The strategy consists of the following steps: 1) identify applications targets, 2) develop application -specific SAT circuitry, 3) test performance improvements, 4) protect the intellectual property, 4) approach the prospective client and demonstrate improvement, and 5) secure licensing/consulting or joint venture agreements.

As SAI's license base grows, the marketing and consulting staff will be expanded to include individuals with the requisite expertise for specific applications. These individuals will build upon SAI's efforts to identify device manufacturers and enter into license or joint venture discussions with them. In addition, SAI's ability to provide consulting services for implementation of SA technology in specific applications will be marketed. We anticipate SAI will ultimately become a target for acquisition following additional technology refinement.

Market Analyses:

In interventional medical devices, SAT could potentially reduce response delays and improve performance. Improved performance translates directly to increased value, providing a significant opportunity for revenue generation.

'A new report by Visiongain, a London-based business information provider predicts the global cardiac rhythm management market to be worth $27.8bn by 2021. The market generated $14.6bn in 2010 according to Cardiac Rhythm Management Devices: World Market Outlook, 2011-2021, published in December 2011' (Visiongain, Press Release 07/12/2011). This represents $13.2bn projected growth in revenues over ten years. Cardiac rhythm management includes cardiac pacing, implantable defibrillators, cardiac resynchronization therapy.

'The global market for neurostimulation devices market was valued at about $1.85 billion in the year 2009. It is expected to reach a size of $4.9 billion by 2016 with a Compound Annual Growth Rate (CAGR) of 15% from 2009 to 2016' (PRLog Press Release, August 3, 2010 regarding: Neurostimulation Devices - Global Pipeline Analysis, Opportunity Assessment and Market Forecasts, Global Data, June 2010). The neurostimulation device market includes spinal cord, deep brain, sacral, vagus nerve and gastric electrical stimulation, used in the treatment/management of depression, dystonia, epilepsy, essential tremors, gastro-paresis disorders, incontinence, obsessive compulsive disorder, pain and Parkinson's disease.

Major suppliers these markets include Bionet, Boston Scientific, GE Healthcare, Guidant, Johnson & Johnson, Medtronic, Smith & Nephew, St. Jude, Medical, Stryker, WL Gore and Zimmer.

Additional biomedical applications, in which SAT could improve performance, include neurofeedback therapy, neuroprosthetics, neural/man-machine interfaces, physiologically gated imaging and radiotherapy as well as real-time artifact detection/rejection for a broad range of physiological signals. For these applications, improved performance translates directly to increased value and this may provide SAI the greatest opportunity to maximize revenue generation. Further, in biomedical applications, this means that the improved devices and processes would likely be subject to FDA 510K or hybrid 510K approvals rather than the more expensive and time-consuming Pre-Market Approval process.

There are a host of non-biomedical applications (including literally hundreds of sensor types) in which SAT could be applied. These include such areas as weaponry/targeting, process control, transportation, communications and signal transmission. Reducing or eliminating signal transmission and control system delays could significantly reduce response times resulting in performance improvement and, thus, increased efficiency/productivity as well as safety.

In industrial process control, physical parameters such as pressure, temperature flow, etc. provide inputs for closed-loop control systems that optimize produc-tion yields. In the petrochemical industry (e.g., distillation), the transient response times (measured in seconds/minutes) make these processes good candi-dates for the application of SAT. Faster closed-loop response provides better disturbance rejection and thus increased yield. Additional application examples include high performance aircraft engine control, in which SAT could potentially increase stability and performance, reduce stall margins and decrease fuel use. For compressors, used in hundreds of industrial applications, reduced control delays would improve performance by reducing probability of stalls/surges, thus extending stable operating ranges. In engine combustion control, the use of SAT could improve performance, increase fuel efficiency and reduce emissions.

Per research reports entitled, Global Control Systems and Control Systems in the United States (Marketline, July 23, 2012):

  The global control systems market had total revenues of $25 billion in 2011, representing a compound annual growth rate (CAGR) of 2.9% between 2007 and
  2011. ...The performance of the market is forecast to accelerate, with an anticipated CAGR of 5.2% for the five-year period 2011 - 2016, which is expected to drive the market to a value of $32.4 billion by the end of 2016.

  The US control systems market had total revenues of $3.4 billion in 2011, representing a compound annual growth rate (CAGR) of 0.8% between 2007 and
  2011. ...The performance of the market is forecast to accelerate, with an anticipated CAGR of 4.4% for the five-year period 2011-2016

Per a recent research report on the sensor market, 'The US demand for sensors, transducers and associated housings will increase 5.2 percent annually to $12.3 billion in 2014...the motor vehicle market...rising more than 14 percent per year through 2014.' (Sensors, Freedonia Group, Inc, September 11, 2010)

The major suppliers in the sensors/controls market include such players as Honeywell International, Rockwell Automation, Eaton, Schneider Electric, Denso, Analog Devices, Siemens Teledyne, Goodrich Corp., and General Electric.

In summary, SAT could holds the promise of improving performance of existing technological applications without otherwise altering their functionality - a key market driver. The addressable markets are estimated to be in the tens of billions of dollars. As with any new technology, recognition and acceptance will increase momentum over time.

Marketing Strategy:

As with all new (in particular, with disruptive) technology, especially that considered disruptive, there is a need to educate prospective clients. The Company has begun to address this need through such activities as completion of the scientific study in the Texas Medical Center and the publication of a of the scientific study in the Texas Medical Center and the publication of a feature article in the IEEE Circuits and Systems magazine. This educational process will continue through presentations at scientific and engineering meetings, participation at trade shows and additional publications to facilitate recognition and acceptance of SAT.

Initially, SAI will concentrate on smaller companies where implementation of SAT could have a large impact on commercial return. Smaller companies present a less formal and structured approach to licensing. While smaller companies are also less likely to consider infringement and oppressing SAI with litigation, they may also be less able or willing to pay SAI to investigate the application of our technology at their expense. As licensees are required to participate in IP defense, initially licensing SAT to a number of smaller firms is a facet of an overall defensive strategy for protecting SA's IP against larger, potentially predatory companies.

As the value of SA technology is established in the marketplace, the approach will shift to application identification followed by IP protection. SAI will then approach market-specific clients to work with them at their expense, in developing applications of SAT and demonstrating the improved performance of their product. This strategy will shift the development costs to the client to more effectively use investment capital and staff while enhancing revenues.

The selection criteria used to identify application targets include:

  - Control/Interventional Applications - SAT could improve the performance of a wide range of interventional or control applications by offsetting and thus reducing or eliminating signal acquisition and processing delays, thereby improving response times.
  - Signal Characteristics/Operating Frequency Range - Characteristics of the signal components of interest determine the complexity of the SA circuitry.
  - Commercial Potential (Market Size/Impact) - Our primary focus is on large commercial markets in which SA may have a significant impact in terms of performance improvement and increased commercial value and thus maximize revenues from licensing and royalties.
  - Major Market Supplier(s) - We are seeking major suppliers in the various markets through our existing network of biomedical, scientific and industrial contacts in order to maximize revenues. In addition, we will pursue multiple suppliers in the same market in order to strengthen our position with respect to intellectual property protection.
  - Potential Competition - To date, we have found no direct competition, however, as we begin to reveal SAT publicly and educate potential clients, SAI anticipates competition and will vigorously defend our technology.
  - Government and Regulatory Requirements - We will consider the effects of any government and regulatory requirements applicable to licensees which may impact taking applications to market and revenue generation.

Revenue Generation:

   - Provide engineering, medical/legal and scientific consulting services,
   - License SA intellectual property,
   - Provide consulting services to licensees to facilitate implementation.

SAI will pursue a vigorous licensing strategy to develop relationships with companies that can develop and market selected applications. Each of the filed and/or patented applications will serve as a license vehicle to approach a particular Company or set of companies. The typical license will call for an initiation fee, escalating minimum royalties to be paid before a given product is marketed, and continuing royalties based on gross sales once marketing has begun, confirmed by annual audits. The license will also include a set amount of time for consulting. Licensees will also be required to participate in patent maintenance and defense.

It is expected that while some licenses may be worldwide and exclusive within specific applications, SAI will be flexible in considering non-exclusivity and/ or regional licensing. If a license for a given application is executed early enough in the prosecution of a particular patent application, the licensee may be given the right to file international counterparts in countries said licensee deems profitable.

The royalty structure will vary based on the answers to the following questions:

  - What product(s) is/are SAT going to improve?
  - What is the market for these products?
  - What is the nature of the competition in these markets?
  - Does the application of SAT either expand existing or open new markets?
  - What was the income from these products?
  - How much will client revenues increase with the addition of SAT?

SAI will seek to obtain a significant share of the enhanced revenue - projected at 15-20% over the life of the license (conservatively, 10-12 years). This figure will form a foundation for proffering a figure for the percentage of gross (preferably) or net revenue on which running royalties will be based. The license initiation fee is based on a number of application specific details, including the market size of and SAI's relative contribution to specific applications. These fees may vary from $100K to over $1M and should cover costs incurred to execute the license, preliminary analysis of particular application parameters and features, initial patent costs and initial consulting fees.

Smaller initiation fees may be more advantageous for smaller companies who may be less likely to consider infringing the intellectual property. Minimum (maintenance) royalties, based on milestones achieved by the licensee, would be approximately 15%, 25%, 40% and 50% of the average running royalty per year taken in the first four years of the license unless the running royalty kicks in. In this case SAI takes the greater of the minimum vs. the running royalty.

Alternatively, license terms may contain a citation of milestones of achievement by the licensee. Each milestone may increase the minimum royalty. For example, biomedical milestones may include completion of animal trials, submission and then approval of 510K applications or pre-market approval by the FDA. Each licensee for a biomedical application will be expected to develop its own clinical data to secure such pre-market notification (510k) or approval.

While not strictly considered revenue generation, SAI may enter into joint ventures, participating in the development of applications and sharing in subsequent revenue generation.

Government, Regulatory and Environmental Considerations:

Based on Company's business model, licensing its proprietary technology to manufacturers, government regulations and approvals would apply to our licensees. SAI is currently unaware of any environmental, compliance or government approval or regulations which are applicable to the Company.

Capital Requirement/Use of Funds/Timeframes:

SAI plans are to continue to refine and develop SAT to expand the range of potential applications, demonstrate improved performance in application targets, pursue and expand related intellectual property protection and commercialize the technology through licensure.

Capital requirement is approximately $3.0M over the next 36 months, to be used as follows:
                                                                   Years

Conduct Research & Development, Technology Refinement:              1-3
 - increase time advance;
 - extend spectral range;
 - reduce/eliminate signal distortion;
 - serial/parallel configurations;
 - field hardening/ shielding (reduce outside interference); and
 - expand the range of applications

Recruit additional engineering/technical staff                      1-2
  (experienced electronics engineer(s)/technician(s))

Contract with consulting experts in specific                        1-2
  (specialized)application areas

Recruit experienced sales/marketing and licensing director and      2-3
  administrative assistant (identify/pursue license candidates and secure license agreements for specific SAT applications)

Embody SA circuitry in microelectronics                             2-3
  (one or a family of integrated circuits)

Develop, assemble and test SA evaluation units                      2-3
  (for distribution to target licensees)

Protect intellectual property                                       1-3

 - Prosecute current international applications;
 - Prepare/submit Divisional applications;
 - prepare/submit new, application-specific, patent applications

While SAI may well be the target of a merger or acquisition, in the interest of its shareholders, SAI may use a portion of the investment capital to establish a secondary market for its common stock and fulfill on-going regulatory/ compliance requirements.

Staffing Requirements:

SAI currently has one full-time consultant, the President/Treasurer. Additional director and officer positions are filled by highly qualified individuals in their respective fields. All of these individuals accept equity in the Company in exchange for their services and are ideal candidates to fill senior manage-ment positions in the engineering/development and legal (including intellectual property) departments. These individuals have expressed an interest in serving in certain positions and having consulted with SAI for a number of years, are already quite familiar with SAT and its development. In addition, the Company has initiated searches for qualified individuals to fill the positions of Sales/Licensing VP and CFO

Additional staffing requirements in engineering/development include analog and digital electronics engineers, a scientist/engineer, electronics technicians. and software developers. In sales/licensing, in addition to its VP, positions will include marketing, and sales engineering (preferably with background/ experience in specific application areas). In addition, administrative staff positions will need to be filled.

Description of Property (Item 11b)

SAI occupies approximately 900 square feet of office/laboratory space located at 2520 County Road 81, Rosharon, Texas 77583 which is leased from the Company president on a month to month basis for $700 per month and is renewable.

Management believes this space is sufficient for the current operations. however, given sufficient capital to hire additional staff office expansion and likely relocation is anticipated.


Legal Proceedings (Item 11c)

Presently, there are no pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and the Registrant does not know nor is it aware of any legal proceedings threatened or contemplated.

Further, there have been no events under any bankruptcy act, criminal proceedings and judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past five years.


Market price of and dividends on the registrant's common equity and related shareholder matters (Item 11d)

Market Information:

There is no established public trading market for our common stock.

As of the date hereof, there are no outstanding options or warrants to purchase, or securities convertible into, common equity of the Company.

The Company's common stock is currently not quoted on OTC Markets or the OTC Bulletin Board or any other information services or exchange. Therefore, there is no market information.

Holders:

As of June 30, 2013, there were 165 holders of record of the Company's common stock.

Dividends:

The Registrant has not paid any cash dividends to date and does not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of the Registrant's business.

Securities Authorized for Issuance under Equity Compensation Plans:

No warrants or option have been issued for any securities and none is antici-pated in the foreseeable future. Securities have been issued in exchange for services and intellectual property (as described previously). however, there are no securities authorized for issuance pursuant to any equity compensation plans.

Financial Statements (Item 11e)




                             SIGNAL ADVANCE, INC.

                       AUDITED FINANCIAL STATEMENTS AND
                           SUPPLEMENTARY INFORMATION

                    Years Ended December 31, 2012 and 2011



TABLE OF CONTENTS
                                                                    Page No.

ACCOUNTANT'S REPORT...................................................F 1


FINANCIAL STATEMENTS

   Balance Sheet......................................................F 2

   Statements of Income and Retained Earnings (Accumulated Deficit)...F 3

   Statement of Cash Flows............................................F 4

   Statement of Changes in Stockholders' Equity.......................F 5

   Notes to Financial Statements...................................F 6-12


SUPPLEMENTARY INFORMATION

   Schedule of General Selling and Administrative Expenses...........F 13

                                Bobby J. Hutton
                          Certified Public Accountant
                              4824 Courtside Drive
                              Fort Worth, TX 76133

             Report of Independent Registered Public Accounting Firm
             -------------------------------------------------------

The Board of Directors
Signal Advance, Inc.
2520 CR 81
Rosharon, TX  77583

We have audited the accompanying balance sheet of Signal Advance, Inc. (A Texas Corporation) as of December 31, 2012 and 2011, and the related statements of income and retained earnings (accumulated deficit), cash flows and changes in stockholders' equity for the years then ended. The financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note A to the financial statements, the Company has restated its Balance Sheets as of December 31, 2012 and 2011, and Statements of Changes in Shareholders' Equity for years ended December 31 2012 and 2011.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Signal Advance, Inc. as of December 31, 2012 and 2011 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A in the financial statements, the Company's operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.

Very truly yours,

/s/Bobby J. Hutton

Bobby J. Hutton
Certified Public Accountant


Fort Worth, Texas
April 12, 2013
                                                                            F 1

                            Signal Advance, Inc.
                              Balance Sheet
                     As of December 31, 2012 and 2011
                               (Restated)

                                                        2012          2011
                                                   ------------  ------------
ASSETS

  Current Assets
    Cash                                            $    8,110    $   12,918
                                                   ------------  ------------
      Total Current Assets                               8,110        12,918

    Equipment (net accumulated depreciation)             4,607         8,887
      - Note D

    Long-term Investments                               21,438        21,369

    Available for Sale Securities - Note C                  13         1,500
                                                   ------------  ------------
TOTAL ASSETS                                        $   34,168    $   44,674

LIABILITIES & SHAREHOLDERS' EQUITY

  Current Liabilities
    Loan from Shareholder                               31,303        33,269
    Trade Payable - Note F                                 -0-       120,000

      Total Current Liabilities                         31,303       153,269
                                                   ------------  ------------
        Total Liabilities                           $   31,303    $  153,269
                                                   ------------  ------------
    Shareholders' Equity

      Common stock - $0 par value, shares issued
         and outstanding:
             8,111,409, as of December 31, 2011
             8,403,659, as of December 31, 2012
               - Note H

      Paid-in Capital in excess of par               3,060,584     2,768,334

      Retained Earnings (Accumulated Deficit)       (3,057,720)   (2,876,929)
                                                   ------------  ------------

        Total Shareholders' Equity                       2,865      (108,599)
                                                   ------------  ------------

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY            $   34,168    $   44,674
                                                   ============  ============






                 See Accompanying Notes and Accountant's Report             F 2

                             Signal Advance, Inc.
        Statements of Income and Retained Earnings (Accumulated Deficit)
                   Years Ended December 31, 2012 and 2011
                                  (Restated)

                                                   Jan-Dec '12    Jan-Dec '11
                                                  -------------  -------------
REVENUES
  Consulting                                             4,205   $     45,000
  Other Income                                           6,288         35,000

COST OF SALES                                              -0-            -0-
                                                  -------------  -------------

GROSS PROFIT                                            10,313         80,000
                                                  -------------  -------------

EXPENSES
  General, Selling and Administrative                   30,239         34,035
  Intellectual Property Protection                      58,638        121,351
  Professional Services                                 62,517         32,237
  Research and Development                              33,000         45,000
  Depreciation                                           5,292          8,052
                                                  -------------  -------------

TOTAL EXPENSES                                    $    189,686   $    240,675
                                                  -------------  -------------

    NET ORDINARY INCOME (LOSS)                        (179,373)      (160,675)

OTHER INCOME (EXPENSE)
  Adjustment for Impairment - Note C                    (1,487)       (23,500)
  Gain (Loss) on Equity Investments                         69            -0-
                                                  -------------  -------------

TOTAL OTHER INCOME (EXPENSE)                            (1,418)       (23,500)

    NET INCOME                                    $   (180,791)  $   (184,175)
                                                  =============  =============

BEGINNING ACCUMULATED DEFICIT                        2,876,930      2,692,755

ENDING ACCUMULATED DEFICIT                           3,057,721      2,876,930


Net loss per common share - basic and diluted             0.36           0.35

Shares used to calculate net loss per common         8,403,659      8,111,409
  share - basic and diluted (total issued
  and outstanding less treasury) - Note H






               See Accompanying Notes and Accountant's Report               F 3

                             Signal Advance, Inc.
                            Statement of Cash Flow
                   Years Ended December 31, 2012 and 2011
                                  (Restated)

                                                      Jan-Dec 12   Jan-Dec 11
                                                      ----------   ----------
      OPERATING ACTIVITIES
        Net Income (Loss)                              (180,790)    (184,174)

        Adjustments to reconcile Net Income
        to net cash provided by operations:
          Accounts Receivable                                            109
          Depreciation                                    5,292        8,051
          Non-Cash Expenses (Services Rendered
           in Exchange for Equity)                      109,000       66,667
                                                      ----------   ----------
      Net cash provided by Operating Activities         (66,499)    (109,346)

      INVESTING ACTIVITIES
        Fixed Assets                                     (1,012)        (607)
        Available for Sale Securities                     1,487       (1,500)
        Long-Term Investments                               (69)
                                                      ----------   ----------
      Net cash provided by Investing Activities             407       (2,107)

      FINANCING ACTIVITIES
        Capital Investment (Sale of Common Stock)        63,250       10,000
        Short Term Loan                                  (1,966)      (8,005)
        Trade Payable                                  (120,000)     120,000
        Conversion of Trade Payable Debt to Equity      120,000
                                                      ----------   ----------
      Net cash provided by Financing Activities          61,284      121,995
                                                      ==========   ==========

    Net cash increase for period                         (4,808)      10,541

    Cash at beginning of period                          12,918        2,378
                                                      ----------   ----------

Cash at end of period                                     8,110       12,918
                                                      ==========   ==========

SUPPLEMENTAL DISCLOSURES

   Interest Expense                                       2,704        3,942
   Non-Cash Investment
     Services Rendered in Exchange for equity:          109,000       66,667
     Conversion of Trade Payable Debt to equity:        120,000
                                                      ----------   ----------
                                                        229,000       66,667





                See Accompanying Notes and Accountant's Report              F 4

                             Signal Advance, Inc.
                Statement of Changes in Shareholders' Equity
                   Years Ended December 31, 2012 and 2011
                                 (Restated)


                   Common Stock     Additional  Net Other                   Total
                ------------------  Paid-in     Comprehensive  Accumulated  Shareholders'
                 Shares    Amount   Capital     Gain/(Loss)    Deficit      Equity
                --------- --------  ----------  -------------  -----------  -------------
Balance as of
Dec. 31, 2010   8,081,409       -    2,691,667             -   (2,692,755)        (1,088)

Shares Issued      30,000       -       76,667             -            -         76,667

Net Other
Comprehensive
Gain(Loss)             -        -           -        (23,500)           -        (23,500)

Net Income(Loss)       -        -           -              -     (160,675)      (160,675)

Treasury Stock         -        -           -              -            -              -
                --------- --------  ----------  -------------  -----------  -------------

Balance as of
Dec. 31, 2011   8,111,409       -    2,768,334       (23,500)  (2,853,430)      (108,596)
                ========= ========  ==========  =============  ===========  =============

Shares Issued      292,250      -      292,250             -            -        292,250

Net Other
Comprehensive
Gain (Loss)             -       -                     (1,418)           -         (1,418)

Net Income(Loss)                                                 (179,373)      (179,733)

Treasury Stock          -       -           -              -            -              -
                --------- --------  ----------  -------------  -----------  -------------

Balance as of
Dec. 31, 2012   8,403,659            3,060,584       (24,918)  (3,032,803)         2,863
                ========= ========  ==========  =============  ===========  =============

 - Note H








              See Accompanying Notes and Accountants Report                 F 5

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Organization: Signal Advance, Inc. (the Company) is currently conducting operations. Signal Advance, Inc., incorporated in Texas on June 4, 1992, is an engineering product and procedure development and consulting firm focused on the application of emerging technologies for biomedical applications. The Company has significant experience in computer technology, distributed information systems, and data acquisition and analysis systems, as well as, medical education and medical-legal litigation support. The Company has focused its resources on the improvement of electrophysiological signal acquisition systems through the development and refinement of its proprietary "Signal Advance" technology which has potential application in a wide range of additional biomedical applications, as well as applications outside of biomedicine.

Restatement of Financial Statements: The accompanying balance sheets of Signal Advance, Inc., as of December 31, 2012 and 2011, and the related statements of income and retained earnings (accumulated deficit), cash flows and changes in stockholders' equity for the years then ended, have been restated in order to expense, rather than capitalize, the following:
    1) the cost of acquisition of intellectual property as the transaction was between entities under common control (FASB 50-30-5),
    2) costs of research and development in prior years, and
    3) costs to pursue and obtain intellectual property protection.

The overall effect is the elimination of the intangible (intellectual) property asset of approximately $1.9M along with a concomitant increase in the accumu-lated deficit as of December 31, 2012. In addition, intellectual property expenses of $58,638 and $121,351, for the years ended December 31, 2012 and 2011, respectively, are included in the statements of income and retained' earnings (Accumulated Deficit) for years ended December 31, 2012 and 2011.

Impairment: The Company anticipates amortizing intangible assets over their estimated useful lives unless such lives are deemed indefinite. Amortized intangible assets are tested for impairment based on undiscounted cash flows, and, if impaired, written down to fair value based on either discounted cash flows or appraised values. Intangible assets with indefinite lives are tested annually for impairment and written down to fair value as required. No impairment of intangible assets has been identified during any of the periods presented (FASB ASC 350-30).

Cash and Cash Equivalents: The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates in Financial Statement Preparation: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company's financial statements include amounts and all adjustments, that, in the opinion of management and based on management's best estimates and judgments, are necessary to make the financial statement not misleading. Actual results could differ from those estimates.

     Accompanying Notes are an Integral Part of the Financial Statements    F 6

Available for Sale Securities: The Company holds certain investments that are treated as available-for-sale securities (FASB ASC 320-10-25) and stated at their fair market values. All investments are available for current operations and are classified as other assets in the balance sheet. Unrealized holding gains and losses are included as a component of other comprehensive income
(loss) until realized (FASB ASC 320-35-1). Realized gains and losses are determined by the specific identification method and are included in 'Other Income (Loss)' in the income statement.

Research and Development:

Research and development costs are expensed as incurred until technological feasibility can be determined (FASB ASC 730-10-25). Upfront and milestone payments made to third parties in connection with research and development collaborations are expensed as incurred up to the point of regulatory approval, marketability, licensing, lease, or sale when the net present value and useful life is able to be determined. Payments made to third parties subsequent to the aforementioned events are capitalized. Amounts capitalized for such payments are included in other intangibles, net of the accumulated amortization, if their useful lives can be determined.

Revenue Recognition:

The Company revenues are generated by:
   1) Providing consulting services;
   2) Licensing intellectual property; and
   3) Providing consulting services to licensees to facilitate implementation.

Revenue is not recognized until it is realized or realizable and earned (FASB Concepts Statement No. 5, Recognition and Measurement in Financial Statements of Business Enterprises, paragraphs 83-84). In accordance with ASC 605, 'Revenue Recognition,' the company recognizes as revenue the fees charged clients as referenced below because 1) persuasive evidence of an arrangement exists, 2) the fees charged as royalties and/or for services are substantially fixed or determinable during the period in which services are provided or royalties are collected, 3) the company and its clients understand the specific nature and terms of the agreed upon transactions, and 4) collect-ability is reasonable assured after services have been rendered, or according to a royalty payment schedule.

Consulting Revenue - The Company generates revenues by providing engineering, scientific and medical/legal consulting services. Services are charged at an hourly rate and clients are charged and revenue is recognized monthly.

License Revenue - As part of the Company's business model and as a result of the company's on-going investment in research and development, the company licenses and sells the rights to certain of its intellectual property (IP) including internally developed patents, trade secrets and technological know-how. The typical license will call for a non-refundable initiation fee, escalating minimum royalties to be paid before a given product is marketed, and continuing royalties based on gross sales once marketing has begun, confirmed by annual audits. The license will also include a set amount of time for consulting. Licensees will also be required to participate in patent maintenance and defense.


    Accompanying Notes are an Integral Part of the Financial Statements     F 7

Certain transfers of IP to third parties may be licensing/royalty-based, transaction-based, or other forms of transfer. Licensing/royalty-based fees involve transfers in which the company earns the income over time, as a lump-sum payment or the amount of income is not fixed or determinable until the licensee sells future related products (i.e., variable royalty, based upon licensee's revenue). Accordingly, following delivery and or legal conveyance of rights to the aforementioned IP to the client, and following inception of the license term, revenue is recognized in a manner consistent with the nature of the transaction and the earnings process.

Combined License/Consulting Revenue - in certain circumstances the license agreement will also include consulting services to facilitate the use of the Company's IP, in which case the arrangement may include multiple deliverables. If the client is dependent on the consulting services of the Company to bring value to the license then the license and consulting services will be con-sidered a single unit of accounting. If, however, the license has value to the client, independent of the consulting services provided by the Company, then each deliverable has value on a standalone basis. As such each delivered item or items shall be considered a separate unit of accounting (FASB ASC 605-25).

Alternatively, license terms may contain a citation of milestones of achievement by the licensee. Each milestone may be tied to an increase in the minimum royalty. For example, biomedical milestones may include completion of animal trials, submission and then approval of 510K applications or pre-market approval by the FDA. Each licensee pursuing a biomedical application will be expected to develop its own clinical data to secure such pre-market notification (510k) or approval. Under these circumstances, the deliverable, or unit of accounting, consideration may be contingent on the substantive achievement of one or more milestones. As such, revenue is recognized in its entirety in the period in which the milestone is achieved (FASB ASC 605-28).

In 2011, the Company recognized $45,000 for consulting services. In addition, a cash award (for placing first in the Goradia Innovation prize competition) in the amount of $35,000 was recognized as other income.

In 2012, the Company recognized $4,025 in revenue for consulting services and $6,288 as other income (reimbursed expenses).

Property, Plant and Equipment:

Fixed Assets (land, buildings and equipment) are carried at cost less accumu-lated depreciation. Depreciation is based on the estimated service lives of depreciable assets and is provided using the Modified Accelerated Cost Recovery System (MACRS) method. In the case of disposals, assets and related depreciation are removed from the accounts, and the net amounts, less proceeds from disposal, are included in income.










    Accompanying Notes are an Integral Part of the Financial Statements     F 8

Income Taxes:

The Company takes an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allow-ances are established, if necessary, to reduce the deferred tax asset to the amount that will assure full realization (FASB ASC 740). As of December 31, 2012, the Company recorded a valuation allowance that reduced its deferred tax assets to zero.

Concentrations of Credit Risk:

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities can occur in the near term and that each change could materially affect the amounts reported in the financial statement.

Going Concern:

The Company is currently conducting operations. However, it has not yet gener-ated sufficient operating revenue to fund its development activities to date. As such, the Company has relied on funding by the Company's President and the sale of its common stock. There is a substantial doubt that the Company will generate sufficient revenues in future years to meet its operating cash requirements. Accordingly, the Company's ability to continue operations in the short-term depends on its success in obtaining equity or debt financing in an amount sufficient to support its operations. This could raise doubt as to its ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.


NOTE B - INTELLECTUAL PROPERTY

Intellectual property protection is being pursued for the specifically identifiable intellectual property (IP) termed Signal Advance technology. The following table lists the patent applications and issued patents and their respective status:

  Patent Office    Patent/Appl. No.     Status
  -------------    -----------------    ----------------------------------
  United States    12/045,003           Notice of Allowability - Mar. 2013
  China            ZL 200880015288.2    Patent Issued Oct. 2012
  Europe           EP 08 75 4879.8      Under examination
  Mexico           MX/A/2009/00921      Not yet examined
  India            3465/KOLNP/2009      Not yet examined

Additional patent submissions related to specific applications, SA circuit configurations, and signal processing techniques to improve signal fidelity are being drafted.

     Accompanying Notes are an Integral Part of the Financial Statements    F 9

The IP derives from an assignment of the IP in the form of a patent application filed with the USPTO as well as any patents which issue as a result of U.S. and related international patent applications.

  As ASSIGNEE, the Company is responsible for:

    1) funding and executing activities required for any regulatory approval, development, implementation and commercialization;
    2) introducing assigned products which incorporate the patent pending or patented technology to the commercial market;
    3) make its best efforts to: a) develop and market assigned products and services, and b) increase and extend the commercialization of assigned products, and,
    4) commence the advertising and marketing assigned products not later than 24 months following the granting of the patent

The assignment was privately negotiated between the Company's President, Dr. Hymel (Assignor) and the remaining members of the board of directors for the Company (Assignee). Consideration to acquire the IP rights, in the form of equity (specifically 525,000 shares of SAI common stock, to date) was expensed as the assignment is considered transaction between entities under common control (FASB ASC 805-50-30-5,6). The value of the common stock issued in exchange for the equity was based on the most recent private sales of stock (FASB ASC 505-50-30-6). Additional contingent payments are due on achievement of IP protection milestones by the Assignor, including 1) notice of allowance for the patent application ($1.0M) and 2) issuance of the patent ($1.25M), payable in cash or equity at a price/share based on the share price in the most recent private offering or, if SAI common stock is trading publicly, and the prevailing market price. Any such contingent payments will be expensed. However, per additional terms of the assignment, these payments are superseded if the value of the assignor's equity exceeds $3.5M. In addition, royalties are payable to Assignor on net sales and/or license fees as follows: a) <$10M: 6%;
b) $10-$25M: 8%, and c) >$25M: 10%. Assignor's remedy for non-payment is the termination of the assignment.

The costs incurred in pursuit of domestic and international patent and trademark protection for Signal Advance technology are expensed (included as "Intellectual Property" under expenses on the Statements of Income and Retained Earnings (Accumulated Deficit) for the years ended December 31, 2012 and 2011. These costs to prepare and prosecute patent applications and protect the IP, include filing fees, fees for consultants, experts, advisors and patent attorneys, including foreign associates, patent applications, claims and other amendments, responses to office actions, etc. Any patent infringement case may hinder the Company's ability to generate revenues.


NOTE C - AVAILABLE FOR SALE SECURITIES

Cost and fair value of available for sale securities (acquired Jan. 10, '11) as of Dec. 31, 2012 are as follows:

                                       Cost Gross  Gain(Loss)  Fair Value
                                       ----------  ----------  ----------
Equity Securities Available for Sale     $25,000     (24,987)     $13


     Accompanying Notes are an Integral Part of the Financial Statements   F 10

NOTE D - EQUIPMENT

Property and equipment are summarized as follows:

                                            Jan-Dec'12     Jan-Dec'11
                                           ------------   ------------
       Fixed Assets (Cost/Basis)              123,783        122,772
       Less: Accumulated Depreciation        (119,117)      (113,885)
       Net Book Value                      $    4,607     $    8,887

Depreciation expense in the years ended December 31, 2012 and 2011 were 5,292 and $8,051, respectively.


NOTE E - INCOME TAXES

Operating Loss Carry-Forwards As of December 31, 2012 the Company has a net operating tax loss carry-forward of $ 179,372. Other loss carry-forwards from previous periods may be offset against future federal income taxes. If not used, loss carry-forwards will expire as follows:

          Year    Operating Losses           Year     Operating Losses
          ----    ----------------           ----     ----------------
          2022          108,119              2028         1,443,756
          2023          104,123	             2029           306,926
          2024          114,901              2030            32,146
          2025           52,988              2031           160,674
          2026          218,176              2032           179,372
          2027          256,471

Deferred Tax Asset:

A valuation allowance was not recognized for the full amount of the deferred tax asset because, based on the weight of available evidence, it is more likely than not that some portion or the entire deferred tax asset will not be realized.

Tax Depreciation:

The Company uses the Modified Accelerated Cost Recovery System (MACRS) for depreciation of property for tax purposes.


NOTE F - TRADE PAYABLE

The President of the Company has provided on-going services in exchange for equity reflected by the trade payable. The conversion of the debt to equity in the company will be at a conversion rate negotiated and approved by the Board of Directors.








   Accompanying Notes are an Integral Part of the Financial Statements     F 11

NOTE G - FACILITIES LEASE

The Company currently leases office space, from its president, on a month to month based at a rate of $700 per month. The following is a schedule of future minimum payments for 4 years under the above operating lease as the year ended December 2012.
                         Year       Amount
                        ------     --------
                         2013      $ 8,400
                         2014        8,400
                         2015        8,400
                         2016        8,400
                                   --------
                Four Year Total:   $33,600

Rental expense amounted to $8,400 for the years ending December 31, 2012 and 2011, respectively.


NOTE H - REVERSE STOCK SPLIT

In July, 2011, following approval by the Shareholders in May 2011, the Board of Directors voted to affect a one for four reverse split of its common shares. A 'Resolution Relating to a Series of Shares' was submitted to the Texas Secretary of State, pursuant to The Texas Business Organizations Code, section
21.115. The reverse split became effective on September 1, 2011. Fractional shares were rounded up to whole shares. Prior to the reverse split, the common stock shares issued and outstanding totaled 32,603,325.  As of December
31, 2011, following the four for one (4/1) reverse split, 8,111,409 shares of common stock were issued and outstanding. Financial Reports for period preceding the reverse stock split were adjusted retroactively.

























   Accompanying Notes are an Integral Part of the Financial Statements     F 12

                            SUPPLEMENTAL INFORMATION

                     Years Ended December 31, 2012 and 2011


                            Signal Advance, Inc.
         Schedules of General, Selling and Administrative Expenses
                   Years Ended December 31, 2012 and 2011


                                       Jan-Dec '12   Jan-Dec '11
                                       ===========   ===========

          Automobile Expense            $   2,066      $     88
          Bank Service Charges                112            94
          Dues and Subscriptions               37           100
          Education/Training                    7         2,969
          Employee Benefits                 4,683         2,661
          Fees/Licenses                       -0-           351
          Insurance                           422           -0-
          Interest Expense                  2,704         3,942
          Maintenance and Repairs             872           759
          Marketing/Advertising               650           650
          Meals/Entertainment                 389           281
          Office Supplies                     288           120
          Postage and Delivery                192           249
          Rent - Note G                     8,400         8,400
          Taxes                               100           -0-
          Telephone                         1,755         3,995
          Travel                            5,361         6,701
          Utilities                         2,222         2,676
                                       -----------   -----------

                                        $  30,239     $  34,035




















              See Accompanying Notes and Accountant's Report               F 13

                             SIGNAL ADVANCE, INC.

             FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
                                 (Unaudited)

           Interim Six Month Periods Ended June 30, 2013 and 2012



TABLE OF CONTENTS

                                                                     Page No.

ACCOUNTANT'S REPORT....................................................F 15

FINANCIAL STATEMENTS

  Balance Sheet........................................................F 16

  Statements of Income and Retained Earnings (Accumulated Deficit).....F 17

  Statement of Cash Flows..............................................F 18

  Statement of Changes in Shareholders' Equity.........................F 19

  Notes to Financial Statements.....................................F 20-25

  SUPPLEMENTARY INFORMATION

  Schedule of Selling and Administrative Expenses......................F 26

























                                                                           F 14

                                Bobby J. Hutton
                          Certified Public Accountant
                              4824 Courtside Drive
                              Fort Worth, TX 76133

            Report of Independent Registered Public Accounting Firm
            -------------------------------------------------------

The Board of Directors
Signal Advance, Inc.
2520 CR 81
Rosharon, TX  77583

We have reviewed the accompanying balance sheets of Signal Advance, Inc. (a Texas Corporation) as of June 30, 2013 and 2012, and the related statements of income and retained earnings (accumulated deficit), and cash flows for the interim six month periods ending June 30, 2013 and 2012. These interim financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our review.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A in the financial statements, the Company's operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.


Very truly yours,

/s/ Bobby J. Hutton

Bobby J. Hutton
Certified Public Accountant

Fort Worth, Texas
July 30, 2013




                                                                           F 15

                             Signal Advance, Inc.
                                Balance Sheets
                         As of June 30, 2013 and 2012
                                  (Unaudited)

                                              June 30, 2013     June 30, 2012
                                              -------------     -------------
ASSETS

 Current Assets
   Cash                                         $   24,219        $   20,050
                                               ------------      ------------
      Total Current Assets                          24,219            20,050


 Equipment (net accumulated depreciation)            4,834             6,694
   - Note D

 Long-term Investments                              21,438            21,438

 Available for Sale Securities - Note C                 13             1,500
                                               ------------      ------------
TOTAL ASSETS                                    $   50,503        $   54,682
                                               ============      ============

LIABILITIES & SHAREHOLDERS' EQUITY

 Current Liabilities
   Short Term Loans                                 81,337            36,281

      Total Current Liabilities                     81,337            36,281
                                               ------------      ------------
         Total Liabilities                      $   81,337        $   36,281
                                               ------------      ------------
 Shareholders' Equity

   Common stock - $0 par value,
     shares issued and outstanding:
       9,458,659, as of June 30, 2013
       8,241,409, as of June 30, 2012

   Paid-in Capital in excess of par              4,115,584         2,991,084

   Retained Earnings                            (3,057,720)       (2,876,929)

   Net Income                                   (1,088,698)          (95,753)
                                               ------------      ------------
      Total Shareholders' Equity                   (30,834)           18,401
                                               ------------      ------------
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY        $   50,503        $   54,682
                                               ============      ============


                  See Accompanying Notes and Accountant's Report           F 16

                             Signal Advance, Inc.
               Statements of Income and Expense Distribution
           Interim Six Month Periods Ended June 30, 2013 and 2012
                                  (Unaudited)


                                                 Jan-Jun '13      Jan-Jun '12
                                                -------------    -------------
 Ordinary Income/Expense

    Income                                       $     1,000      $     7,813
                                                -------------    -------------
    Gross Profit                                 $         0      $     7,813
                                                -------------    -------------

    Expense
      General, Selling and Administrative        $    24,733      $    18,101
      Intellectual Property                        1,020,333           31,588
      Professional Services                           28,301           28,800
      Research and Development                        15,000           22,500
      Depreciation                                     1,330            2,646
                                                -------------    -------------

        Total Expense                            $ 1,089,698      $   103,636
                                                -------------    -------------

Net Ordinary Income                              $(1,088,698)     $   (95,822)
                                                 ------------    -------------
Other Income (Expense)

   Long-Term Investment (Sch. K1)                          0               69
                                                -------------    -------------
      Net Other Income (Expense)                           0              (69)

Net Income                                       $(1,088,698)     $   (95,753)
                                                 ============     ============















                  See Accompanying Notes and Accountant's Report           F 17

                             Signal Advance, Inc.
                            Statement of Cash Flow
              Interim Six Month Periods Ended June 30, 2013, 2012
                                 (Unaudited)

                                                  Jan-Jun '13      Jan-Jun '12
                                                 -------------    -------------
  OPERATING ACTIVITIES

    Net Income                                    $(1,088,698)     $   (95,753)

    Adjustments to reconcile Net Income
     to net cash provided by operations:

      Depreciation                                      1,330            2,646
      Non-Cash Expenses
       Intellectual property assigned in            1,000,000
          exchange for equity
       Services rendered in exchange for equity        55,000           44,500
                                                 -------------    -------------
  Net cash provided by Operating Activities       $   (32,368)     $  (168,607)


  INVESTING ACTIVITIES

    Fixed Assets (Cost/Basis)                          (1,557)            (453)
    Long-Term Investments                                   0              (69)
                                                 -------------    -------------
  Net cash provided by Investing Activities       $    (1,557)     $      (522)


  FINANCING ACTIVITIES

    Capital Investment (Sale of Common Stock)               0           58,250
    Short Term Loans                                   50,033            3,012
    Trade Payable                                           0         (120,000)
    Conversion of Trade Payable to Equity                   0          120,000
                                                 -------------    -------------
  Net cash provided by Financing Activities       $    50,033      $    61,262

  Net cash increase (decrease) for period              16,109           12,132

  Cash at beginning of period                           8,110           12,918
                                                 -------------    -------------
Cash at end of period                             $    24,219      $    25,050
                                                 =============    =============

Supplemental Disclosures

  Interest Expense                                      4,326            1,392
  Non-Cash Investment
     Conversion of trade payable to equity:                 0          120,000



                See Accompanying Notes and Accountant's Report             F 18

                             Signal Advance, Inc.
                Statement of Changes in Shareholders' Equity
                Interim Six Month Period ended June 30, 2013
                                 (Unaudited)


                   Common Stock     Additional  Net Other                   Total
                ------------------  Paid-in     Comprehensive  Accumulated  Shareholders'
                 Shares    Amount   Capital     Gain/(Loss)    Deficit      Equity
                --------- --------  ----------  -------------  -----------  -------------
Balance as of
Dec. 31, 2012   8,403,659            3,060,584       (24,918)  (3,032,803)         2,863
                ========= ========  ==+=======  =============  ===========  =============

Shares Issued   1,055,000       -    1,055,000             -            -      1,055,000

Net Other
Comprehensive
Gain (Loss)            -        -           -              -            -              -

Net Income(Loss)                                               (1,088,698)    (1,088,698)

Treasury Stock         -        -           -              -            -              -
                --------- --------  ----------  -------------  -----------  -------------

Balance as of
June 30, 2013   9,458,659            4,115,584       (24,918)  (4,121,501)       (30,835)
                ========= ========  ==========  =============  ===========  =============
























                 See Accompanying Notes and Accountant's Report            F 19

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Organization: Signal Advance, Inc. (the Company) is currently conducting operations. Signal Advance, Inc., incorporated in Texas on June 4, 1992, is an engineering product and procedure development and consulting firm focused on the application of emerging technologies for biomedical applications. The Company has significant experience in computer technology, distributed information systems, and data acquisition and analysis systems, as well as, medical education and medical-legal litigation support. The Company has focused its resources on the improvement of electrophysiological signal acquisition systems through the development and refinement of its proprietary "Signal Advance" technology which has potential application in a wide range of additional biomedical applications, as well as applications outside of biomedicine.

Impairment: The Company anticipates amortizing intangible assets over their estimated useful lives unless such lives are deemed indefinite. Amortized intangible assets are tested for impairment based on undiscounted cash flows, and, if impaired, written down to fair value based on either discounted cash flows or appraised values. Intangible assets with indefinite lives are tested annually for impairment and written down to fair value as required. No impairment of intangible assets has been identified during any of the periods presented (FASB ASC 350-30).

Cash and Cash Equivalents: The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates in Financial Statement Preparation: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company's financial statements include amounts and all adjustments, that, in the opinion of management and based on management's best estimates and judgments, are necessary to make the financial statement not misleading. Actual results could differ from those estimates.

Available for Sale Securities: The Company holds certain investments that are treated as available-for-sale securities (FASB ASC 320-10-25) and stated at their fair market values. All investments are available for current operations and are classified as other assets in the balance sheet. Unrealized holding gains and losses are included as a component of other comprehensive income
(loss) until realized (FASB ASC 320-35-1). Realized gains and losses are determined by the specific identification method and are included in 'Other Income (Loss)' in the income statement.



     Accompanying Notes are an Integral Part of the Financial Statements   F 20

Research and Development: Research and development costs are expensed as incurred until technological feasibility can be determined (FASB ASC 730-10-25). Upfront and milestone payments made to third parties in connection with research and development collaborations are expensed as incurred up to the point of regulatory approval, marketability, licensing, lease, or sale when the net present value and useful life is able to be determined. Payments made to third parties subsequent to the aforementioned events will be capitalized. Amounts capitalized for such payments will be included in other intangibles, less the net of the accumulated amortization, once their useful lives can be determined.

Revenue Recognition: The Company revenues are generated by:

   1) Providing consulting services;
   2) Licensing intellectual property; and
   3) Providing consulting services to licensees to facilitate implementation.

Revenue is not recognized until it is realized or realizable and earned (FASB Concepts Statement No. 5, Recognition and Measurement in Financial Statements of Business Enterprises, paragraphs 83-84). In accordance with ASC 605, 'Revenue Recognition,' the company recognizes as revenue the fees charged clients as referenced below because 1) persuasive evidence of an arrangement exists, 2) the fees charged as royalties and/or for services are substantially fixed or determinable during the period in which services are provided or royalties are collected, 3) the company and its clients understand the specific nature and terms of the agreed upon transactions, and 4) collect-ability is reasonable assured after services have been rendered, or according to a royalty payment schedule.

Consulting Revenue - The Company generates revenues by providing engineering, scientific and medical/legal consulting services. Services are charged at an hourly rate and clients are charged and revenue is recognized monthly.

License Revenue - As part of the Company's business model and as a result of the company's on-going investment in research and development, the company licenses and sells the rights to certain of its intellectual property (IP) including internally developed patents, trade secrets and technological know-how. The typical license will call for a non-refundable initiation fee, escalating minimum royalties to be paid before a given product is marketed, and continuing royalties based on gross sales once marketing has begun, confirmed by annual audits. The license will also include a set amount of time for consulting. Licensees will also be required to participate in patent maintenance and defense.

Certain transfers of IP to third parties may be licensing/royalty-based, transaction-based, or other forms of transfer. Licensing/royalty-based fees involve transfers in which the company earns the income over time, as a lump-sum payment or the amount of income is not fixed or determinable until the licensee sells future related products (i.e., variable royalty, based upon licensee's revenue). Accordingly, following delivery and or legal conveyance of rights to the aforementioned IP to the client, and following inception of the license term, revenue is recognized in a manner consistent with the nature of the transaction and the earnings process.

    Accompanying Notes are an Integral Part of the Financial Statements    F 21

Combined License/Consulting Revenue - in certain circumstances the license agreement will also include consulting services to facilitate the use of the Company's IP, in which case the arrangement may include multiple deliverables. If the client is dependent on the consulting services of the Company to bring value to the license then the license and consulting services will be con-sidered a single unit of accounting. If, however, the license has value to the client, independent of the consulting services provided by the Company, then each deliverable has value on a standalone basis. As such each delivered item or items shall be considered a separate unit of accounting (FASB ASC 605-25).

Alternatively, license terms may contain a citation of milestones of achievement by the licensee. Each milestone may be tied to an increase in the minimum royalty. For example, biomedical milestones may include completion of animal trials, submission and then approval of 510K applications or pre-market approval by the FDA. Each licensee pursuing a biomedical application will be expected to develop its own clinical data to secure such pre-market notification (510k) or approval. Under these circumstances, the deliverable, or unit of accounting, consideration may be contingent on the substantive achievement of one or more milestones. As such, revenue is recognized in its entirety in the period in which the milestone is achieved (FASB ASC 605-28).

The interim six month period ended June 30, 2013, the Company recognized no revenues. In the interim six month period ended June 30, 2012, the Company recognized $7,813 in revenue.

Property, Plant and Equipment: Fixed Assets (land, buildings and equipment) are carried at cost less accumulated depreciation. Depreciation is based on the estimated service lives of depreciable assets and is provided using the Modified Accelerated Cost Recovery System (MACRS) method. In the case of disposals, assets and related depreciation are removed from the accounts, and the net amounts, less proceeds from disposal, are included in income.

Income Taxes: The Company takes an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will assure full realization (FASB ASC
740). As of December 31, 2012, the Company recorded a valuation allowance that reduced its deferred tax assets to zero.

Concentrations of Credit Risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities can occur in the near term and that each change could materially affect the amounts reported in the financial statement.



    Accompanying Notes are an Integral Part of the Financial Statements    F 22

Going Concern: The Company is currently conducting operations. However, it has not yet generated sufficient operating revenue to fund its development activities to date. As such, the Company has relied on funding by the Company's President and the sale of its common stock. There is a substantial doubt that the Company will generate sufficient revenues in future years to meet its operating cash requirements. Accordingly, the Company's ability to continue operations in the short-term depends on its success in obtaining equity or debt 5financing in an amount sufficient to support its operations. This could raise doubt as to its ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.


NOTE B - INTELLECTUAL PROPERTY

Intellectual property protection is being pursued for the specifically identifiable intellectual property (IP) termed Signal Advance technology. The following table lists the patent applications and issued patents and their respective status:

  Patent Office    Patent/Appl. No.     Status
  -------------    -----------------    ------------------
  United States    8452544              Issued May 2013
  China            ZL 200880015288.2    Issued Nov. 2012
  Europe           EP 08 75 4879.8      Under examination
  Mexico           MX/A/2009/00921      Not yet examined
  India            3465/KOLNP/2009      Not yet examined

Additional patent submissions related to specific applications, SA circuit configurations, and signal processing techniques to improve signal fidelity are being drafted.

The IP derives from an assignment of the IP in the form of a patent application filed with the USPTO as well as any patents which issue as a result of U.S. and related international patent applications.

  As ASSIGNEE, the Company is responsible for:

    1) funding and executing activities required for any regulatory approval, development, implementation and commercialization;
    2) introducing assigned products which incorporate the patent pending or patented technology to the commercial market;
    3) make its best efforts to: a) develop and market assigned products and services, and b) increase and extend the commercialization of assigned products, and,
    4) commence the advertising and marketing assigned products not later than 24 months following the granting of the patent






     Accompanying Notes are an Integral Part of the Financial Statements   F 23

The assignment was privately negotiated between the Company's president, Dr. Hymel (Assignor) and the remaining members of the board of directors for the Company (Assignee). Consideration to acquire the IP rights, in the form of equity (specifically 1,525,000 shares of SAI common stock, to date) was expensed as the assignment is considered a transaction between entities under common control (FASB ASC 805-50-30-5,6). The value of the common stock issued in exchange for the equity was based on the most recent private sales of stock (FASB ASC 505-50-30-6). A contingent payment is due on achievement of IP protection milestones by the Assignor, specifically, the issuance of the patent ($1.25M), payable in cash or equity at a price/share based on the share price in the most recent private offering or, if SAI common stock is trading publicly, and the prevailing market price. Any such contingent payments will also be expensed. However, per additional terms of the assignment, these payments are superseded if the value of the assignor's equity exceeds $3.5M. In addition, royalties are payable to Assignor on net sales and/or license fees as follows:
a) <$10M: 6%; b) $10-$25M: 8%, and c) >$25M: 10%. Assignor's remedy for non-
payment is the termination of the assignment.

The costs incurred in acquiring the assignment of the Signal Advance IP as well as the pursuit of domestic and international patent and trademark protection are expensed (included as "Intellectual Property" under expenses on the Statements of Income and Retained Earnings (Accumulated Deficit)) for the years ended December 31, 2012 and 2011, and for the interim six month period ended June 30, 2013. These costs inckude expenses to prepare and prosecute patent applications and protect the IP, include filing and issuance fees, fees for consultants, experts, advisors, patent attorneys, including foreign associates, patent appli-cations, claims and other amendments, responses to office actions, etc. Any patent infringement case may hinder the Company's ability to generate revenues.


NOTE C - AVAILABLE FOR SALE SECURITIES

Cost and fair value of available for sale securities (acquired Jan. 10, 2011) as of June 30, 2013 are as follows:

                                       Cost Gross  Gain(Loss)  Fair Value
                                       ----------  ----------  ----------
Equity Securities Available for Sale     $25,000     (24,987)     $13


NOTE D - EQUIPMENT

Property and equipment as of June 30, 2013 and 2012 are summarized as follows:

                                           June 30, 2013  June 30, 2012
                                           -------------  -------------
       Fixed Assets (Cost/Basis)               125,340        123,225
       Less: Accumulated Depreciation         (120,506)      (116,531)
       Net Book Value                       $    4,834     $    6,694

Depreciation expense in the interim six month periods ended June 30, 2013, 2012 were $1,330 and $2,646, respectively.




     Accompanying Notes are an Integral Part of the Financial Statements   F 24

NOTE E - INCOME TAXES

Operating Loss Carry-Forwards: As of June 30, 2013, the Company has a net operating tax loss carry-forward of $1,088,698. Other loss carry-forwards from previous periods may be offset against future federal income taxes. If not used, loss carry-forwards will expire as follows:

          Year    Operating Losses           Year     Operating Losses
          ----    ----------------           ----     ----------------
          2022          108,119              2028         1,443,756
          2023          104,123              2029           306,926
          2024          114,901              2030            32,146
          2025           52,988              2031           160,674
          2026          218,176              2032           179,372
          2027          256,471

Deferred Tax Asset: A valuation allowance was not recognized for the full amount of the deferred tax asset because, based on the weight of available evidence, it is more likely than not that some portion or the entire deferred tax asset will not be realized.

Tax Depreciation: The Company uses the Modified Accelerated Cost Recovery System (MACRS) for depreciation of property for tax purposes.


NOTE F - TRADE PAYABLE

The President of the Company has provided on-going services in exchange for equity reflected by the trade payable. The conversion of the debt to equity in the company is at a conversion rate negotiated and approved by the Board of Directors.


NOTE G - FACILITIES LEASE

The Company currently leases office space, from its president, on a month to month based at a rate of $700 per month. The following is a schedule of future minimum payments for 4 years under the above operating lease as the year ended December 2012.
                         Year       Amount
                        ------     --------
                         2013      $ 8,400
                         2014        8,400
                         2015        8,400
                         2016        8,400
                                   --------
                Four Year Total:   $33,600

Rental expense amounted to $4,200 for the interim six month periods ended June 30, 2013 and 2012, respectively.







   Accompanying Notes are an Integral Part of the Financial Statements     F 25

                          SUPPLEMENTAL INFORMATION



                            Signal Advance, Inc.
         Schedules of General, Selling and Administrative Expenses
          Interim Six Month Periods Ended March 30, 2013 and 2012.



                                      Jan-Jun 2013  Jan-Jun 2012
                                      ============  ============

          Automobile Expense            $   3,085     $   1,122
          Bank Service Charges                 52            54
          Benefits                          1,522         4,683
          Dues and Subscriptions               45            35
          Insurance                           300           422
          Interest Expense                  4,326         1,392
          Maintenance and Repairs             504           332
          Marketing/Advertising               250           400
          Meals/Entertainment                 571           323
          Office Supplies                     401            76
          Postage and Delivery                135           160
          Rent - Note G                     4,200         4,200
          Taxes                                 0           100
          Telephone                           800         1,245
          Travel                            6,901         2,431
          Utilities                         1,641         1,125
                                       -----------   -----------

                                        $  24,733     $  18,101
                                       ===========   ===========
























              See Accompanying Notes and Accountant's Report              F 26

Selected financial data (Item 11f)

Not required for smaller reporting companies


Supplementary financial information (Item 11g)

Not required for smaller reporting companies


Management's discussion and analysis of financial condition and results of operations (Item 11h)

The following discussion should be read in conjunction with our Financial Statements and notes thereto appearing elsewhere in this prospectus. The following discussion contains forward-looking statements, including, but not limited to, statements concerning our plans, anticipated expenditures, the need for additional capital and other events and circumstances described in terms of our expectations and intentions. Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward-looking statements are based upon estimates, forecasts, and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and many of which, with respect to future business decisions, are subject to change. These uncertain-ties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by us, or on our behalf. We disclaim any obligation to update forward-looking statements. You are urged to review the information set forth under the captions for factors that may cause actual events or results to differ materially from those discussed below.

- Overview

Signal Advance, Inc. (SAI) emerged in 2007 to develop and refine its most important and promising proprietary Signal Advance technology (SAT) for which the Company is now pursuing commercialization. Ongoing R&D activities have greatly expanded SAI's range of potential applications while targeting specific ones. SAI's goals over the last two fiscal years have been to validate SA tech-nology and develop strategies for commercialization. Scientific validation was achieved through the successful completion, in 2010, of a University of Texas dissertation study. Following rigorous review and approval by an independent faculty committee, a doctorate degree was subsequently awarded to the Company's president. Technical validation was achieved through the publication of a peer-reviewed feature article in the IEEE Circuits and System magazine. In 2011, the Company was awarded the first place Goradia Innovation Prize providing commer-cial validation. In addition, The Intellectual Property Section of the Oklahoma Bar Association named Dr. Chris Hymel, the Company's president, the 2012 Innovator of the Year for his development work on Signal Advance technology.

Our auditors have issued a going concern opinion as the Company has generated insufficient revenues to fund planned R&D, marketing and intellectual protection in the near-term. SAI will continue to rely on capital investment to cover the projected costs to executeg the Company's business plan and commercialize its proprietary signal advance technology. The Company currently has firm commit-ments with respect to additional financing, for the first six months of 2013, however, beyond that period there is no assurance that the Company will have sufficient capital which would require operations to be scaled back accordingly.

- Results from Operations

Income:

Historically, the majority of income was derived from consulting services. The Company's business plan is to license its proprietary SA technology to manu-facturers to improve their product performance and derive revenues from royalties and consulting with licensees. Initially, SAI's marketing strategy is the development and testing of application-specific SA circuit designs in order to demonstrate performance improvements to prospective licensees.

The majority of the Company's resources are devoted to technology development and protection of its proprietary technology. However, periodically, the Company has accepted consulting work which is either directly related to SA technology development or may lead to a potential future collaboration. As such, revenues have varied significantly over the past three years. In fiscal year ending 2011 revenue in the amount of $45,000 was recognized for consulting related to the potential application of SA technology in a specific application area. In 2012, the company recognized just over $10,000 in revenues and $1,000 in revenues was recognized during the interim six month period ended June 30, 2013.

Other Income:

In 2011, SAI placed first in the Goradia Innovation prize competition and was awarded a $35,000 prize. In 2012, reimbursed expenses totaling $6,288 was included under "Other Income"

Expenses:

Expenses are classified into the following four broad categories: Depreciation, Intellectual Property Protection, Professional Services, Research and Develop-ment and Selling, General and Administrative. SAI has engaged consultants to accomplish its goals over the last two years. Given sufficient capital, the majority of these consultants have expressed interest in working full-time for the Company. Professional Services includes expenses for legal, accounting, transfer agent and director's fees. The increase seen in expenses during the interim six month period ended June 30, 2013 and year ended December 31, 2012 for Professional Services reflect expenses related to the preparation to become registered and reporting with the Securities and Exchange Commission as well as intellectual property (IP) protection. Further, $1,000,000 in equity was paid to the Company's President (Signal Advance IP inventor) per the terms of the IP assignment agreement following the achievement of the "Notice of Allowability" milestone. Research and Development expenses reflect the Company's on-going efforts related to in scientific, technical and commercial validation. Expenses for the interim six month period ending June 30, 2013 and fiscal years ending December 31, 2012 and 2011, were as follows:

                                      Jan-Jun 2013     2012       2011
                                      ------------   --------   --------
General, Selling and Administrative        23,628     30,239     34,035
Intellectual Property                   1,020,333     58,638    121,351
Professional Services                      28,301     62,517     32,237
Research and Development                   15,000     33,000     45,000
Depreciation                                1,330      5,292      8,052

Other Expense:

Other Expense included ($69) from a K-1 issued from a long term investment and impairment "write-down" related to "Available for Sales Securities" of $1,487 and $23,500 for years ended 2012 and 2011, respectively.

- Liquidity and Capital Assets

Current Assets:

As of June 30, 2013, the Company had cash and cash equivalents of $24,405 and negligible "Available for Sale Securities". These assets are used as working capital to execute the Company's business plan. As such, the Company requires additional capital through debt or equity financing to fund operations over the next 12 months.

Fixed assets (office/laboratory equipment) were $4,607 and $8,887, for years ended December 31, 2012 and 2011, respectively, and $4,834 as of June 30, 2013, due to depreciation expense.

Other Assets:

In 2012 and 2011, as well as the interim six month period ended June 30, 2013, significant resources were applied to the acquisition and protection of our intellectual property. This includes: 1) installment due per the terms of the assignment agreement. 2) responses to preliminary searches and initial office actions resulting from the international filings, 3) preparation and submission of amendments and additional disclosures in the US Patent and Trademark Office (USPTO) as well as the European (EPO) and Chinese (CPO) Patent Offices and 4) reviews of, and responses to, office actions by the USPTO, CPO and EPO and 5) issuance and annual renewal fees. Patents have been issued in China (Oct. 2012) and the U.S. (May 2013).

All costs associated with intellectual property (IP) have been expensed. IP acquisition and protection costs totaled $58,638 and $121,351, respectively, in years ended December 31, 2012 and 2011, and $1,020,333 in the interim six month period ended June 30, 2013. Further discussion regarding the intellectual property is found under the heading 'Intangible Property' below.

Results from a single long term investment were discussed previously under 'Other Income/Expense'. Available for sale securities have lost most of their value decreasing from $25,000 when acquired in 2011 to $13 by June 30, 2013.

Liabilities:

Liabilities include short-term loans to SAI from its President totaling $80,418 as of June 30, 2013. Further, a trade payable representing compensation due the Company president, of $120,000 at year-end 2011 was converted to equity in 2012.

Shareholders' Equity:

The accumulated deficit totaled $2,876,930, $3,057,721 and $4,145,313 for years ended December 31, 2011, 2012 and as of June 30, 2013, respectively. In 2011, following shareholder approval, the board executed a one for four (1/4) reverse split of the common stock. The total for shares issued and outstanding as of years ended December 31, 2011, 2012 and, the interim six month period ended June 30, 2013, totaled 8,111,409, 8,403,659 and 9,458,659, respectively.

Off-Balance Sheet Transactions:

There are no off-balance sheet items, all transactions are in U.S. dollars, and SAI is not currently subject to currency fluctuations or similar market risks.

- Significant Accounting Policies

Cash and Cash Equivalents:

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Available for Sale Securities:

The Company holds certain investments that are treated as available-for-sale securities (320-10-25 FSB ASC) and stated at their fair market values. All investments are available for current operations and are classified as other assets in the balance sheet. Realized gains and losses are determined by the specific identification method and are included in 'Other Income (Loss)' in the income statement.

Research and Development:

Research and development expenses are expensed as incurred until technological feasibility can be determined. Upfront and milestone payments made to third parties in connection with research and development collaborations are expensed as incurred up to the point of regulatory approval, marketability, licensing, lease, or sale when the net present value and useful life is able to be determined. Costs associated with intellectual property protection have been expensed until such time as the useful can be determined, at which time, amounts capitalized will be included in intangible property, less the net of accumulated amortization.

Revenue Recognition:

The Company revenues are generated by:

  - Providing engineering, medical/legal and scientific consulting services
  - Licensing intellectual property (IP)
  - Providing consulting services to licensees to facilitate implementation

Revenue is not be recognized until it is realized or realizable and earned (FASB Concepts Statement No. 5, Recognition and Measurement in Financial Statements of Business Enterprises, paragraphs 83-84). In accordance with ASC 605, 'Revenue Recognition,' the company recognizes as revenue the fees charged clients as referenced below because 1) persuasive evidence of an arrangement exists, 2) the fees charged as royalties and/or for services are substantially fixed or deter-minable during the period in which services are provided or royalties are collected, 3) the company and its clients understand the specific nature and terms of the agreed upon transactions, and 4) collectability is reasonable assured after services have been rendered, or according to a royalties payment schedule.

Consulting Revenue - The Company generates revenues by providing engineering, scientific and medical/legal consulting services. Services are charged at an hourly rate and clients are charged and revenue is recognized monthly.

License Revenue - As part of the Company's business model and as a result of the company's on-going investment in research and development, the company licenses and sells the rights to certain of its intellectual property (IP) including internally developed patents, trade secrets and technological know-how. The typical license will call for a non-refundable initiation fee, escalating minimum royalties to be paid before a given product is marketed, and continuing royalties based on gross sales once marketing has begun, confirmed by annual audits. The license will also include a set amount of time for consulting. Licensees will also be required to participate in patent maintenance and defense.

Transfers of IP to third parties may be license/royalty, transaction -based, or other forms of transfer. Licensing/royalty-based fees involve transfers in which the company earns the income over time, as a lump-sum payment or the amount of income is not fixed or determinable until the licensee sells future related products (i.e., variable royalty, based upon licensee's revenue). Accordingly, following delivery and or legal conveyance of rights to the aforementioned IP to the client, and following inception of the license term, revenue recognition is consistent with the nature of the transaction and earnings process.

Combined License/Consulting Revenue - in certain circumstances the license agreement will also include consulting services to facilitate the use of the Company's IP, in which case the arrangement may include multiple deliverables. If the client is dependent on the consulting services of the Company to bring value to the license then the license and consulting services will be considered a single unit of accounting. If, however, the license has value to the client, independent of the consulting services provided by the Company, then each deliverable has value on a standalone basis. As such each delivered item or items shall be considered a separate unit of accounting (FASB ASC 605-25).

Alternatively, license terms may contain a citation of milestones of achievement by the licensee. Each milestone may be tied to an increase in the minimum royalty. For example, biomedical milestones may include completion of animal trials, submission and then approval of 510K applications or pre-market approval by the FDA. Each licensee pursuing a biomedical application will be expected to develop its own clinical data to secure such pre-market notification (510k) or approval. Under these circumstances, the deliverable, or unit of accounting, consideration may be contingent on the substantive achievement of one or more milestones. As such, revenue is recognized in its entirety in the period in which the milestone is achieved (FASB ASC 605-28).

In the interim six month period ended June 30, 2013, the Company recognized $1,000 in revenue. In 2012, the Company recognized $4,025 in revenue for consulting services and $6,288 in reimbursed expenses.

In 2011, the Company recognized $45,000 in revenue for consulting services. In addition, a cash award (for placing first in the Goradia Innovation prize competition) in the amount of $35,000 was recognized as other income.

Property, Plant and Equipment:

Fixed Assets such as land, buildings and equipment are carried at cost less accumulated depreciation. Depreciation is based on the estimated service lives of depreciable assets and is provided using the Modified Accelerated Cost Recovery System (MACRS) method. In the case of disposals, assets and related depreciation are removed from the accounts, and the net amounts, less proceeds from disposal, are included in income.

Income Taxes:

The Company takes an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allow-ances are established, if necessary, to reduce the deferred tax asset to the amount that will assure full realization. For years ending December 31, 2011, and 2012, the Company recorded valuation allowances that reduced its deferred tax assets to zero.

Concentrations of Credit Risk:

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities can occur in the near term and that each change could materially affect the amounts reported in the financial statement.

Intellectual Property:

Intellectual property protection is being pursued for the specifically identifiable intellectual property (IP) termed Signal Advance technology. The following table lists the patent applications and issued patents as well as their respective status:

  Patent Office    Patent/Appl. No.     Status
  -------------    -----------------    ------------------
  United States    8452544              Issued May 2013
  China            ZL 200880015288.2    Issued Nov. 2012
  Europe           EP 08 75 4879.8      Under examination
  Mexico           MX/A/2009/00921      Not yet examined
  India            3465/KOLNP/2009      Not yet examined

Additional patent submissions related to specific applications, SA circuit configurations, and signal processing techniques to improve signal fidelity are being drafted.

The IP derives from an assignment of the IP in the form of a patent application filed with the USPTO as well as any patents which issue as a result of U.S. and related international patent applications.

As ASSIGNEE, the Company is responsible for:

    1) funding and executing activities required for any regulatory approval, development, implementation and commercialization;
    2) introducing assigned products which incorporate the patent pending or patented technology to the commercial market;
    3) make its best efforts to: a) develop and market assigned products and services, and b) increase and extend the commercialization of assigned products, and,
    4) commence the advertising and marketing assigned products not later than 24 months following the granting of the patent

The assignment was privately negotiated between the Company's president, Dr. Hymel (Assignor) and the remaining members of the board of directors for the Company (Assignee). Consideration to acquire the IP rights, in the form of equity (specifically, 1,525,000 shares of SAI common stock, to date) was expensed as the assignment is considered transaction between entities under common control (FASB ASC 805-50-30-5,6). The value of the common stock issued in exchange for the equity was based on the most recent private sales of stock (FASB ASC 505-50-30-6). A contingent payment is due on achievement of IP protection milestones by the Assignor, specifically, the issuance of the patent ($1.25M), payable in cash or equity at a price/share based on the share price in the most recent private offering or, if SAI common stock is trading publicly, and the prevailing market price. Any such contingent payments will be expensed. However, per additional terms of the assignment, these payments are superseded if the value of the assignor's equity exceeds $3.5M. In addition, royalties are payable to Assignor on net sales and/or license fees as follows: a) <$10M: 6%;
b) $10-$25M: 8%, and c) >$25M: 10%. Assignor's remedy for non-payment is the termination of the assignment.

The costs incurred in acquiring the assignment of the Signal Advance IP as well as the pursuit of domestic and international patent and trademark protection are expensed (included as "Intellectual Property" under expenses on the Statements of Income and Retained Earnings) for the years ended December 31, 2012 and 2011, and for the interim six month period ended June 30, 2013. These costs include expenses to prepare and prosecute patent applications and protect the IP, include filing and issuance fees, fees for consultants, experts, advisors, patent attorneys, including foreign associates, patent applications, claims and other amendments, responses to office actions, etc. Any patent infringement case may hinder the Company's ability to generate revenues.

Impairment:

The Company amortizes intangible assets over their estimated useful lives unless such lives are deemed indefinite. Amortized intangible assets are tested for impairment based on undiscounted cash flows, and, if impaired, written down to fair value based on either discounted cash flows or appraised values. Intangible assets with indefinite lives are tested annually for impairment and written down to fair value as required.

Deferred Tax Asset:

A valuation allowance was not recognized for the full amount of the deferred tax asset because, based on the weight of available evidence, it is more likely than not that some portion or the entire deferred tax asset will not be realized.

Net Earnings Per Share:

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

- Contractual Obligations


Payments due by Period  Total     <1 year    1-3 years    3-5 years    >5 years
                      ---------  ---------  -----------  -----------  ----------
Office Lease          $8,400/yr  $8,400/yr

Changes in and disagreements with accountants on accounting and financial disclosure (Item 11i)

None.


Quantitative and Qualitative disclosures about market risk (Item 11j)

Not required for smaller reporting companies.


Directors and Executive Officers (Item 11k)

The following table sets forth the names, positions and ages of the current SAI Directors and Officers. Directors are elected during the annual shareholders' meeting and serve for one year and until their successors are elected and qualify. Officers are elected by our board of directors and their terms of office are at the discretion of our board. There are no family relationships among our directors, executive officers, director nominees or significant employees. Two of our Directors are independent per NASDAQ listing standards.

     Director/Officer      Age     Title
     ----------------      ---     -----
     Chris Hymel            55     Director, President/Treasurer
     Malcolm Skolnick       78     Director, Secretary
     Ron Stubbers           51     Director, Vice-President
     Richard Seltzer        58     Director
     Karl Zercoe            49     Director

All directors hold office until the next annual meeting of the shareholders of the Company and until their successors have been duly elected and qualified. The Company's Bylaws provide that the Board of Directors will consist of no less than three members. Officers are elected by and serve at the discretion of the Board of Directors.

- Biographies

Chris M. Hymel, Ph.D. (President/Treasurer, Director):

Dr. Hymel, an experienced entrepreneur, founded the Company in 1992 and has served as a director and its President and Treasurer since its inception. Dr. Hymel previously founded a computer systems/networking consulting and develop-ment firm and, later, a medical-legal firm which developed over 60 animations used in litigation support. He also on the board of a non-profit corporation, Educational Enrichment Center through 2009. Professional experience also includes technology development at the University of Texas, Neurophysiology Research Center, including the development of proprietary neurostimulation, signal generation and data acquisition systems, and control systems engineering for Shell Oil & Shell Development Companies and Johnson Controls, Inc. Dr. Hymel holds a doctorate in biomedical sciences from the University of Texas Health Science Center. Houston as well as bachelor's and master's degrees in electrical engineering from Texas A&M University. Dr. Hymel holds multiple patents and has authored a number of scientific/technical publications. Dr. Hymel, developed the proprietary Signal Advance technology and successfully demonstrated temporally advanced detection of a range of analog (including bioelectric) signals in his doctorate research completed at the University of Texas Health Science Center in August 2010.

Malcolm Skolnick, Ph.D., J.D. (Secretary, Director):

Dr. Skolnick received his Ph.D. in physics from Cornell University and J.D. from the University of Houston Law Center. He retired in 2008 after ten years as a Director, President/CEO of CytoGenix, Inc., a publicly traded, development stage biotechnology firm in Houston Texas. Prior to joining CytoGenix, Dr. Skolnick, a tenured professor, held academic positions in the Medical School, the Graduate School of Biomedical Sciences and the School of Public Health
(SPH) of the University of Texas Health Science Center, Houston (UTHSC). In addition to his service as a Department Chair in the Medical School and professorial duties, Dr. Skolnick directed the UTHSC Office of Technology Management, overseeing the University's activities in protecting and licensing its technology portfolio. He also headed the Neurophysiology Research Center and served as principal investigator of several clinical trials in pain management, smoking cessation and reduction of withdrawal symptoms in drug addiction. Dr. Skolnick also serves as Director and Vice President of the Southwest Health Technology Foundation, Resolution Forum, Inc., Responsible Community Design International, Inc., and Hudson Forest Homeowners' Assoc-iation. He has served as an expert witness in intellectual property, product liability, and accident reconstruction matters. Dr. Skolnick is a registered patent attorney, patented inventor and is licensed to practice law in the State of Texas. In addition to his service on various corporate boards, since his retirement from CytoGenix, Inc., he has been active in patent prosecution and licensing for selected clients and has been an invited lecturer at several local universities.

Ron A, Stubbers, B.S., M.B.A., (Vice-President, Director):

Mr. Stubbers has been developing and manufacturing electronic biomedical devices for over 20 years, much of it while VP of Engineering and VP of Operations for Neuroscan, Inc. and its successor Compumedics, USA from 1991-2003, and aDEPtas, Inc. and its successor InGeneron, Inc. from 2004-Present. His experience includes development and production of medical devices ranging from neurostimulation systems to EEG acquisition and analysis systems. He has also worked in the areas of product design and manufacturing engineering, quality, regulatory and technical support for startup companies. Mr. Stubbers has managed corporate ISO/EN/QSR quality management systems requirements and compliance and European CE and FDA 510K Class II as well as other regulatory approvals for world-wide medical device distribution. Mr. Stubbers received his bachelor's degree in electrical engineering from the University of Idaho in 1985, completed graduate coursework at the University of Texas, Graduate School of Biomedical Sciences and at Rice University, and completed his MBA at the University of Houston (2013).

Richard C. Seltzer, J.D., LL.M. (Director):

Mr. Seltzer received his J.D. from South Texas College of Law in 1981 and his LL.M. in Taxation from the University of Florida in 1982. Mr. Seltzer has been in private practice for more than thirty years representing both established and startup businesses in acquisitions and mergers, financial and tax issues, contractual matters, shareholder disputes, real estate acquisitions and general business litigation in Texas State Courts. His practice includes arranging viable capital infusions for ongoing businesses, negotiating business and real estate related contracts. He has handled the licensing of proprietary information for a non-profit organization in Texas. He also continues to successfully represent numerous taxpayer corporations and individuals before the Internal Revenue Service, including both its Appellate and Collection

Divisions as well as representing taxpayers for matters filed with the U.S. Tax Court. For more than fifteen years Mr. Seltzer has been a frequent invited speaker covering general business topics at the People's Law School in conjunction with the University of Houston Law School. He is also an approved mediator in the State of Texas having received his certification in 2008.
Mr. Seltzer has continued to serve as a member of the Board of Directors of Bridges to Life, a nonprofit organization in Houston, since 2003. He was appointed in 2011 as a member of the Board of Directors of STARBASE, Inc., a federally funded educational program working in conjunction with the Department of Defense and the National Guard that works with upper elementary school students particularly interested in math, science, engineering and technology related programs. In addition, Mr. Seltzer serves on the Boards of Directors of the following Texas corporations: Atlas Management, Inc. (appointed in 2000), Innovative Tooling and Accessories, Inc. (appointed in
2007), Intuitec, Inc. (appointed in 2003), Milsob Properties, Inc.
(appointed in 2008). He has also served on the Board of Directors of Delta Shaver Company, Inc., a Delaware corporation since 2011.

Karl Zercoe, B.S. (Director):

Mr. Zercoe, a computer programmer and experienced entrepreneur, has been designing and implementing software applications since 1986. He founded Titanium Software, Inc. in 1996 and is currently the Director, President and Owner. In 2003 his firm focused on an application for electronic medical records and scheduling for college counseling centers. As of 2012, their software, Titanium Schedule, is the market leader with 700+ installations in 11 countries. Mr. Zercoe has a B.S. in computer science with a minor in mechanical engineering from Texas A&M University.


Significant Employees:

None


Family Relationships:

None


Executive Compensation and Other Information (Item 11l)

We are providing compensation disclosure that satisfies the requirements applicable to emerging growth companies, as defined in the JOBS Act. The summary compensation table below shows certain compensation information paid for services rendered in all capacities to us by our principal executive officer and by each other executive officer whose total annual salary and bonus exceeded $100,000 during years ending December 31, 2012 and 2011 and the interim six month period ended June 30, 2013. Other than as set forth below, no executive officer's total annual compensation exceeded $100,000 during our last fiscal period.

Summary Compensation Table:

                                                                                    Non-Qualified
                                                 Stock              Non-Equity      Deferred       All Other
             Principal  Year or                  Awards    Options  Incentive Plan  Compensation   Compensation
Name         Position   Period   Salary  Bonus   (1)       Awards   Compensation    Earnings       (2)           Total
-----------  ---------  -------  ------  ------  --------  -------  --------------  -------------  ------------  --------

Chris Hymel  PEO/PFO      2011     -0-     -0-   $120,000    -0-          -0-            -0-            $5,630   $125,630

Chris Hymel  PEO/PFO      2012     -0-     -0-   $108,000    -0-          -0-            -0-            $4,683   $112,683

Chris Hymel  PEO/PFO    Jan-Jun    -0-     -0-   $ 54,000    -0-          -0-            -0-            $1,522   $ 55,522
                          2013

  (1) Non-cash compensation: Equity issued for services rendered
  (2) Reimbursement of medical and professional development expenses

SAI entered into a consulting agreement with Dr. Chris M. Hymel, the Company President, whereby he was compensated at $120,000 per year in 2011 and 108,000 per year in 2012 and 2013, plus limited reimbursement of medical and profes-sional development expenses. Dr. Hymel is expected to devote essentially full-time (at least 40 hours/week) on activities related to the Company. The term of the agreement is year-to-year but may be terminated by giving one month's notice. Eligible medical and professional development expenses are either paid or reimbursed in cash and annual compensation for services rendered has been in the form of equity, specifically common stock, for years ended December 31, 2012 and 2011 and the six month interim period ended June 30, 2013.

In years ending December 31, 2011 and 2012, Dr Skolnick received $20,000 and $15,000, respectively in the form of equity (common stock) in exchange for services, the majority of which was related to intellectual property protection. All other executive officers received well under less than $10,000 compensation in the same periods, also in the form of equity (common stock) in exchange for their services. No executive officers received a bonus or deferred compensation.

Other Executive Officer Compensation (to date):

   Outstanding Equity Awards:                            None
   Option Exercises/Stock Vested Table:                  None
   Pension Benefits Table:                               None
   Non-qualified Deferred Compensation Table:            None
   All Other Compensation Table:                         None
   Perquisites Table:                                    None

There are no existing or planned option/SAR grants.

Director Compensation:

Other than as described above, Directors received $5,000 or less in compensation annually, in the form of equity (common stock) in exchange for their service on the Board the company.

There are no employment contracts, compensatory plans or arrangements (except as referenced above for the Company President), including payments to be received from the Company with respect to any executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company or a change in the person's responsibilities following a change in control of the Company. Nor are there any agreements or understandings for any director or officer to resign at the request of another person. None of the Company's directors or executive officers is acting on behalf of or will act at the direction of any other person.

Compensation Pursuant to Plans:

There is no retirement, pension, profit sharing, or other plan covering any of our officers and directors. The Company has adopted no formal stock option plans for our officers, directors and/or employees. SAI reserves the right to adopt one or more stock options plans in the future. Presently, there is no plan to issue additional equity in the Company or options to acquire the same to our officers, directors or their affiliates or associates except for compensation of Director and Officers as described previously.

Corporate Governance:

Currently, the Company has no formal, completely independent, Audit or Compensation Committee.


Security Ownership of Certain Beneficial Owners (Item 11m)

The Company is authorized to issue 100,000,000 shares of common stock, with no par value. Holders of common stock are entitled to one vote per share on all matters subject to shareholder vote. The common stock has no cumulative, preemptive, or other subscription rights. All of the presently issued shares of common stock are fully paid and non-assessable. The Board of Directors may declare dividends payable to holders of common stock out of legally available funds. If the Company is liquidated or dissolved, holders of shares of common stock will be entitled to share ratably in any assets of the Company remaining after satisfaction of all of its liabilities. As of June 30, 2013, 9,458,659 shares had been issued to 165 shareholders. The following table sets forth the number of shares of common stock that are beneficially owned as of June 30, 2013 by (i) each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock, (ii) each of our directors and executive officers, (iii) all officers and directors as a group and, (iv) all officers and directors and each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock as a group. The persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder's name, subject to community property laws, where applicable.

                                                     Amount/Nature
Name and Address of                      Title       of Beneficial   Percent
Beneficial Owner                         of Class    Ownership(1)    of Class
--------------------------------------   --------    -------------   --------
Chris Hymel, Director/Officer(2,4)       Common        4,363,013       46.1%
Ray and Tricia Corkran(3,4)              Common          821,250        8.7%
Malcolm Skolnick, Director/Officer(2,4)  Common          286,834        3.0%
Ron Stubbers, Director/Officer(2,4)      Common          261,250        2.8%
Karl Zercoe, Director(2,4)               Common          256,250        2.7%
Richard C. Seltzer, Director(2)          Common           98,000        1.0%

Officers/Directors as a group (5 total)  Common        5,266,347       55.7%
Officers/Directors & >5% Shareholders    Common        6,081,597       64.3%
   as a group (6 total)

 (1) Beneficial ownership is determined in accordance with SEC rules, and includes any shares as to which the stockholder has sole or shared voting power or investment power. The indication herein that shares are beneficially owned is not an admission on the part of the stockholder that he, she or it is a direct or indirect beneficial owner of those shares.
 (2) The address for all Directors/Officers: 2520 CR 81, Rosharon, TX  77583
 (3) The address for the Corkrans: 321 Grand Ranch Lane, Friendswood, TX 77546
 (4) Includes shares held by spouses and minor children.


Transactions with Related Persons and Corporate Governance (Item 11n)

Other than the President's compensation, discussed previously, since the company's inception, there has not been, nor is there currently proposed, any transaction or series of similar transactions with related parties to which the Company was or will be a party:

  1) in which the amount involved exceeds $120,000; and

  2) in which any director, executive officer, shareholder who beneficially owns 5% or more of SAI common stock, or any member of their immediate family, had or will have a direct or indirect material interest.

- Director Independence

The Company has not established its own definition for determining whether its directors and nominees for directors are 'independent' nor has it adopted any other standard of independence employed by any national securities exchange or inter-dealer quotation system. However, as determined by the NASDAQ listing standards, one of the Company's current directors, Mr. Zercoe, is considered independent as he is not an Officer of the Company, receives no compensation for services other than as a director and own less than 5% of the issued and outstanding shares of the Company.


INCORPORATION OF CERTAIN INFORMATION BY REFERENCE (Item 12)

Not Applicable to Registrant

PART II
                     Information Not Required in Prospectus

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION (Item 13)

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, all of which will be borne by the Company. All amounts are estimates, other than the SEC registration fee.

               SEC Registration Fee          $    447
               Accounting/Auditing Fees      $ 11,098
               Legal Fees                    $  2,500
               Miscellaneous                 $  1,000
                                            ----------
               Total                         $ 15,045


INDEMNIFICATION OF OFFICERS AND DIRECTORS (Item 14)

The Texas Business Corporation Act, under which the Company is organized, permits the inclusion in the articles of incorporation of a corporation of a provision limiting or eliminating the potential monetary liability of directors, officers, employees and agents of the corporation to a corporation or its shareholders by reason of their conduct as Directors. The provision would not permit any limitation on, or the elimination of, liability of a director for disloyalty to his or her corporation or its shareholders, failing to act in good faith, engaging in intentional misconduct or a knowing violation of the law, obtaining an improper personal benefit or paying a dividend or approving a stock repurchase that was illegal under Texas law. Accordingly, the provisions limiting or eliminating the potential monetary liability of directors or officers permitted by Texas law apply only to the 'duty of care' of Directors, i.e., to unintentional errors in their deliberations or judgments and not to any form of 'bad faith' conduct.

SAI's articles of incorporation contain a provision which eliminates the personal monetary liability of directors and/or officers to the extent allowed under Texas law. Accordingly, a shareholder is able to prosecute an action against a directors and/or officers for monetary damages only if he or she can show a breach of the duty of loyalty, a failure to act in good faith, inten-tional misconduct, a knowing violation of law, an improper personal benefit or an illegal dividend or stock repurchase, and not 'negligence' or 'gross negligence' in satisfying his or her duty of care. Texas law applies only to claims against a director and/or officer arising out of his or her role as a director and/or officer and not in any other capacity or to his or her responsibilities under any other law, such as the federal securities laws.

In addition, SAI's articles of incorporation and bylaws allow the Company to indemnify its directors and officers to the fullest extent permitted by Texas law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to SAI's directors, officers, employees and agents of the corporation pursuant to the foregoing provisions, or otherwise. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, employees and agents of the corporation pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer, employee or agent of the corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer, employee or agent of the corporation in connection with the securities being registered, SAI will, unless in the opinion of legal counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

No pending litigation or proceeding involving any director, officer, employee or agent of the Company for which indemnification is being sought exists, and SAI is not aware of any pending or threatened material litigation that may result in claims for indemnification by such individual.


RECENT SALES OF UNREGISTERED SECURITIES (Item 15)

In 2011, 120,000 shares of common stock were issued in exchange for services rendered by Directors, Officers and consultants and cash investment of $10,000 by one of the Company's Directors. A 4 for 1 reverse split became effective on September 1, 2011. As such, the 'post' 4 for 1 reverse split equivalent number of shares of common stock issued during 2011 was 30,000 shares.

During 2012, a private placement, specifically a 'rights' offering, was made available to existing shareholders. In total, 63,250 shares of common stock were issued to rights offering participants. In addition, 229,000 shares were issued in exchange for services rendered.

In the interim six month period ended June 30, 2013, the Company's President was issued 1,000,000 per the terms of IP assignment agreement. In addition, 55,000 shares were issued in exchange for services rendered.

These issuances of unregistered were exempt pursuant to Section 4(2) of the Securities Act as these were privately negotiated transactions in which there was no advertising and no commissions paid. Accordingly, the stock certificates representing these shares were issued with restrictive legends indicating that the shares have not been registered and may not be traded until registered or otherwise exempt from registration.

EXHIBITS AND FINANCIAL STATEMENT SCHEDULES (Item 16)

(a) Financial Statements are included in this Registration Statement beginning on page 36: Financial Statements (Item 11e)

(b) Exhibits

  Exhibit  Description                                          Reference

    3.1    Articles of Incorporation of Registrant - 04JUN92    Filed herewith
    3.2    Articles of Amendment of the Registrant - 22SEP04    Filed herewith
    3.3    Articles of Amendment of the Registrant - 11JUL05    Filed herewith
    3.4    Articles of Amendment of the Registrant - 02JUL07    Filed herewith
    3.5 Resolution Relating to a Series of Shares of the Filed herewith Registrant - 26JUL11
    3.6    Corporate Bylaws of Registrant                       Filed herewith
    5.1    Opinion of Richard C. Seltzer, Atty.                 Filed herewith
   10.1    Commercial Lease Agreement                           Filed herewith
   10.2    Line of Credit Promissory Note                       Filed herewith
   10.3    Executive Consulting Agreement                       Filed herewith
   10.4    Intellectual Property Assignment                     Files Herewith
   14.1    Code of Ethics and Business Conduct                  Filed herewith
   23.1    Consent of Bobby J. Hutton, CPA, Independent         Filed Herewith
             Registered Public Accountant
   23.2    Consent of Richard C. Seltzer, Esq., Legal Counsel   Filed herewith
   23.3    Consent of David G. Henry, Reg. Patent Atty.         Filed Herewith
   23.4    Consent of Harold L. Russell, Ph.D.                  Filed herewith
   99.1    Expert Opinion, David G. Henry, Reg. Patent Atty.    Filed herewith
   99.2    Expert Opinion, Harold L Russell, Ph.D.,             Filed herewith
             Neuromedics Technology, Inc.
   99.3 Letter of Collaboration, Larry S Micheletti, Ph.D., Filed herewith UTMB Health, Dept. of Pediatrics
   99.4 Letter of Collaboration, Edgar Sanchez-Sinencio, Filed herewith Ph.D., Texas A&M University, Dept. of Electrical and Computer Engineering
   99.5 Letter of Collaboration, Hue Ten Shih, MD, MPH, Filed herewith Center for Cardiac Arrhythmias
   99.6    Copy of First Confidential Draft Registration        Filed Herewith
             Statement on Form S-1 including Exhibits
   99.7    Copy of Second Confidential Draft Registration       Filed Herewith
             Statement on Form S-1 including Exhibits
   99.8    Copy of Third Confidential Draft Registration        Filed Herewith
             Statement on Form S-1 including Exhibits


UNDERTAKINGS (Item 17)

The undersigned registrant hereby undertakes:

 (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b)(230. 424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the 'Calculation of Registration Fee' table in the effective registration statement; and

   (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

 (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

 (4) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regard-less of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

    (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (230.424 of this chapter);
   (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
   (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
   (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on July 30, 2013.

                                      SIGNAL ADVANCE, INC.

                                      By: /s/ Chris M. Hymel

                                      Chris M. Hymel,
                                      President and Treasurer



Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and as of the dates indicated.

SIGNATURE                TITLE                                DATE
-----------------------  -----------------------------------  -----------------

/s/ Chris M. Hymel       Chairman of the Board of Directors,  July 30, 2013
Chris M. Hymel           President and Treasurer (Principal
                         Executive, Financial and Accounting
                         Officer)


/s/ Malcolm H. Skolnick  Member of the Board of Directors,    July 30, 2013
Malcolm H. Skolnick      Secretary


/s/ Richard C. Seltzer   Member of the Board of Directors     July 30, 2013
Richard C. Seltzer